Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-152152

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 2, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated October 23, 2009)

22,000,000 Shares

THOMAS PROPERTIES GROUP, INC.

Common Stock

We are offering 22,000,000 shares of our common stock to be sold in this offering. Our common stock is listed on the NASDAQ Global Market under the symbol “TPGI.” The last reported sale price of our common stock on October 30, 2009 was $3.03 per share. We intend to use the net proceeds received from the sale of our common stock in this offering to repay certain property-level indebtedness and for general corporate purposes, including a portion of our share of property capital expenditures and debt paydown requirements in connection with debt refinancings and extensions and acquisitions of existing debt on an opportunistic basis.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total(1)
Public Offering Price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	James A. Thomas, our Chairman, Chief Executive Officer and President, has expressed an interest in purchasing shares of common stock in the offering at the public offering price. The underwriters will be entitled to an underwriting discount in respect of any such purchase.

The underwriters may also purchase up to an additional 3,300,000 shares from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $            , and our total proceeds, before expenses, will be $            .

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2009.

UBS Investment Bank	Wells Fargo Securities

Robert W. Baird & Co.	FBR Capital Markets

The date of this prospectus supplement is                     , 2009

Prospectus Supplement

Prospectus

S-i

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. The second part is the accompanying prospectus, which provides additional information. To the extent that the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement will control. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information that is different from that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers or sales are permitted. The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference is accurate only as of its respective date or dates or on the date or dates that are specified in these documents, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of shares of our common stock. Our financial condition, results of operations and business prospects may have changed since those dates.

Information contained on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

The Thomas Properties Group, Inc. logo is our trademark. All other trademarks that may appear or be incorporated by reference into this prospectus supplement and the accompanying prospectus are the property of their respective owners.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. While this summary highlights what we believe to be the most important information about us, this summary does not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including under the caption “Risk Factors,” as well as the financial statements and related notes and the other information incorporated by reference herein, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Thomas Properties Group,” “we,” “us,” “our,” “the Company” or similar words refer to Thomas Properties Group, Inc., together with our operating partnership, Thomas Properties Group, L.P. (the “Operating Partnership”) and our other consolidated subsidiaries.

Our Company

We are a full-service real estate operating company that owns, acquires, develops and manages primarily office, as well as mixed-use and residential properties on a nationwide basis. Our Company’s primary areas of focus are the acquisition and ownership of premier properties, both on a consolidated basis and through strategic joint ventures, property development and redevelopment, and property management activities. Property operations comprise our primary source of cash flow and provide revenue through rental operations, property management, asset management, leasing and other fee income. Our acquisitions program targets properties purchased both for our own account and those of third parties, targeted at “core,” “core plus,” and “value-add” properties. We engage in property development and redevelopment as market conditions warrant. As part of our investment management activities, we earn fees for advising institutional investors on property portfolios.

Our properties are located in Southern California and Sacramento, California; Philadelphia, Pennsylvania; Northern Virginia; and Houston and Austin, Texas. As of September 30, 2009, we owned interests in and asset managed 27 operating properties with 13.2 million rentable square feet and provided asset and/or property management services on behalf of third parties for an additional four operating properties with 2.2 million rentable square feet. We also own interests in land entitled for the development of approximately 5.8 million feet of office and mixed use space, and we have development services agreements with the third party owners of land to entitle and potentially develop up to approximately 4.2 million square feet of office and mixed use space and up to 2,937 residential units, in each case as of September 30, 2009.

Business Strategy

Portfolio Enhancement and Property Management: We focus on increasing net revenues from the properties in which we own an interest or which we manage for third parties through proactive management. As part of portfolio management, we maintain strong tenant relationships through our commitment to service in marketing, lease negotiations and property management.

Property Acquisitions: We seek to acquire “core,” “core plus,” and “value-add” properties for our own account and/or in joint ventures with others. Core plus properties consist of under-performing properties that we believe can be brought to market potential through improved management. Value-add properties are characterized by unstable net revenues for an extended period of time, occupancy of less than 90% and/or physical or management problems which we believe that we can improve by investing additional capital and/or improving management.

Partnerships and Joint Ventures: We leverage our property acquisition and development expertise through partnerships and joint ventures. These entities provide us with additional capital for investment, shared risk exposure, and earned fees for asset management, property management, leasing and other services.

Through our Operating Partnership, we are the general partner and hold a 25% ownership interest in TPG/CalSTRS, LLC (“TPG/CalSTRS”), a joint venture with the California State Teachers’ Retirement System (“CalSTRS”), which directly owns 12 office properties. In addition, a wholly owned subsidiary of TPG/CalSTRS is the general partner and holds a 25% interest in a joint venture (the “Austin Portfolio Joint Venture”) between TPG/CalSTRS, Lehman Brothers Holdings Inc. (“Lehman”) and another institutional investor, which joint venture owns ten office properties in Austin, Texas. The Company also manages each of these properties for the Austin Portfolio Joint Venture. Based on a report by The Townsend Group prepared for CalSTRS as a semi annual, publicly-available report on the performance of its real estate portfolio for the period ended March 31, 2009, the Company ranked as CalSTRS’ top performing manager among those managers named in CalSTRS’ $5.2 billion core portfolio category for the most recent five, three and one-year return periods, and our TPG/CalSTRS joint venture was ranked in the top 20% of CalSTRS’ $7.7 billion tactical portfolio category based on internal rate of return as of March 31, 2009.

We are also the general partner and hold an approximately 28% interest in the Thomas High Performance Green Fund, L.P. (the “Green Fund”), which was formed to invest in commercial properties to be developed or redeveloped into high performance, energy-efficient, high productivity buildings. The fund currently has total capital commitments of $180 million, of which we have committed $50 million, and all of which is unfunded. The Green Fund is expected to invest nationally, focusing on markets with green sensibility and attractive office fundamentals. Green Fund investments will potentially seek ratings from the U. S. Green Building Council’s LEED Green Building Rating System.

Development and Redevelopment: We develop and redevelop projects in diversified geographic markets using pre-leasing, guaranteed maximum cost construction contracts and other measures to reduce development risk. We own development sites in El Segundo, California; Philadelphia, Pennsylvania; and Houston and Austin, Texas. In addition, we are party to development services agreements with owners of sites in Los Angeles to provide entitlement and potential development services for fees, which agreements also give us certain rights to participate in the ownership of those projects if they are developed.

Recent Developments

On October 14, 2009, we entered into a Discounted Payoff Agreement with the holders of the existing mezzanine debt on Two Commerce Square. Under this agreement, we have agreed to pay off the two mezzanine loans, with a principal amount of approximately $36.1 million, for a discounted amount of $25.0 million on or before November 30, 2009 (subject to an extension right of up to 29 days). We have deposited $6.0 million with the holders of the loans under the agreement, which deposit will be credited against the payoff amount on closing. If we exercise the extension right, the deposit will be increased by an additional $7.0 million.

During the second quarter of 2009, we initiated an accelerated marketing program for our Murano condominium project in downtown Philadelphia. As a result, we sold 40 units during the second quarter of 2009, through the accelerated marketing event, all of which closed in the third quarter of 2009. Those units were sold at an average price of $439 per square foot. In the third quarter of 2009, we signed contracts for the sale of an additional 24 units. The net proceeds from the sales of these 64 units totaling approximately $28.7 million will be used to reduce the outstanding balance of the Murano construction loan to approximately $40.3 million.

On October 10, 2009, we entered into a modification agreement with Wells Fargo Bank, the lender under our existing mortgage loan on Campus El Segundo. The loan has been extended, without any principal payment to the lender, so that it matures on July 31, 2011, and has three one-year extension options at our election subject to us complying with certain loan covenants. As a condition to extending the loan, the lender has the right to require payment of $2.5 million at the time of each extension. The interest rate on the loan has been increased to LIBOR plus 3.75% per annum. As of October 30, 2009, the balance of the loan was $17.0 million. We have guaranteed 100% of the principal, interest and any other sum payable under this loan. An affiliate of Wells Fargo Securities, LLC, one of the underwriters of this offering, is the lender under the Campus El Segundo mortgage loan.

On October 13, 2009, we entered into a modification agreement with Wells Fargo Bank, lender under our existing construction loan on Four Points Centre and an affiliate of Wells Fargo Securities, LLC, one of the underwriters of this offering. The Four Points Centre construction loan in the maximum commitment amount of $40.5 million with an amount of $29.7 million outstanding originally was scheduled to mature in June 2010. We have entered into an agreement with the lender to extend this loan to July 31, 2012 with two one-year extension options at our election subject to certain conditions. We have also committed to pay down the principal amount of the loan in the total amount of $7.8 million, $3.9 million of which was paid in October 2009 and the balance of which will be paid in three equal installments, in January, June and December, 2010. The construction loan maintains $10.8 million available for completion of the project. The interest rate on the loan has been increased to LIBOR plus 3.50% per annum.

Risk Factors

An investment in our common stock is subject to numerous risks as discussed more fully in the “Risk Factors” section of this prospectus supplement beginning on page S-8. Any of these risks could adversely affect our financial condition and results of operations or our ability to execute our business strategy. You should read and consider carefully the information set forth in “Risk Factors” and all other information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding whether to invest in our common stock.

Corporate Information

We are a Delaware corporation incorporated on March 9, 2004. Under Delaware law and our certificate of incorporation, our duration is perpetual. We conduct our business through our Operating Partnership, in which we owned a 64.7% interest as of October 30, 2009. Our executive offices are located at 515 South Flower Street, Sixth Floor, Los Angeles, California, 90071 and our telephone number at that address is (213) 613-1900. Our website address is www.tpgre.com. Information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

OFFERING

Common stock we are offering	22,000,000 shares

Common stock to be outstanding after this offering	47,693,354 shares(1)

Common stock and Operating Partnership units to be outstanding after this offering	61,741,129 shares(1)(2)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $63.0 million, based on an assumed offering price of $3.03 per share, which was the closing price of our common stock as reported on the NASDAQ Global Market on October 30, 2009, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to us from this offering to repay certain property-level indebtedness and for general corporate purposes, including funding a portion of our estimated share of property capital expenditures and debt paydown requirements in connection with debt refinancings and extensions and acquisitions of existing debt on an opportunistic basis. See “Use of Proceeds.”

Dividend policy	In 2007 and 2008, we paid quarterly dividends of $0.06 per common share. In April 2009, July 2009 and October 2009 we paid dividends of $0.0125 per common share.

The payment of dividends is at the sole discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on the payment of dividends present in any current and future debt instruments and other factors that our board of directors may deem relevant.

NASDAQ Global Market symbol	TPGI

Risk factors	For a discussion of factors you should consider in making an investment in our common stock, see “Risk Factors” beginning on page S-8.

(1)	All information in this prospectus supplement, unless otherwise indicated or the context otherwise requires, assumes no exercise of the underwriters’ over-allotment option.
(2)	Each Operating Partnership unit is redeemable at our option for one share of common stock. Reflects the total number of shares of common stock that would be outstanding if we issued shares of common stock for all outstanding Operating Partnership units and vested incentive units in the Operating Partnership as of October 30, 2009.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial data for the periods indicated below. The summary consolidated financial data for the years ended December 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement.

The summary consolidated financial data as of and for the nine months ended September 30, 2009 and 2008 are derived from our unaudited consolidated financial statements. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary consolidated financial data as of and for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be obtained for a full year.

The summary consolidated financial data for the years ended December 31, 2008, 2007 and 2006 and for the nine months ended September 30, 2008 have been retrospectively adjusted for our adoption on January 1, 2009 of the following accounting pronouncements: (i) Statement of Financial Accounting Standards No. 160 “Noncontrolling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51” (“SFAS 160”); and (ii) FASB Staff Position EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”).

This information is only a summary and should be read in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our reports on file with the Securities and Exchange Commission (“SEC”) and incorporated by reference into this prospectus supplement and the accompanying prospectus. For more information on how you can obtain our SEC filings, you should read the section of this prospectus supplement entitled “Incorporation of Certain Documents by Reference.” Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the entire year.

Consolidated Statement of Operations Data:	Year ended December 31,			Nine Months ended September 30,
	2008	2007	2006	2009	2008
				(unaudited)
	(dollars in thousands, except per share data)
Revenues:
Rental	$30,523	$32,646	$33,076	$22,499	$23,317
Tenant reimbursements	25,874	26,371	25,197	16,151	20,116
Parking and other	3,869	3,917	3,837	2,156	2,747
Investment advisory, management, leasing, and development services	7,194	12,750	6,931	7,158	5,570
Investment advisory, management, leasing, and development services—unconsolidated real estate entities	18,263	17,921	12,603	11,229	13,670
Reimbursable property personnel costs	6,079	3,877	2,620	4,213	5,075
Condominium sales	79,758	—	—	22,927	79,758

Total revenues	171,560	97,482	84,264	86,333	150,253

Consolidated Statement of Operations Data:	Year ended December 31,			Nine Months ended September 30,
	2008	2007	2006	2009	2008
				(unaudited)
	(dollars in thousands, except per share data)
Expenses:
Property operating and maintenance	25,608	22,690	20,805	18,439	18,877
Real estate taxes	6,482	6,087	5,904	5,427	4,762
Investment advisory, management, leasing, and development services	14,800	13,093	7,139	8,638	12,520
Reimbursable property personnel costs	6,079	3,877	2,620	4,213	5,075
Cost of condominium sales	62,436	—	—	20,892	62,228
Rent—unconsolidated real estate entities	284	241	227	208	191
Interest	22,763	17,721	20,570	20,415	13,740
Depreciation and amortization	11,766	11,604	12,661	9,373	8,498
General and administrative	16,411	17,326	17,202	12,072	13,556
Impairment loss	11,023	—	—	8,600	—

Total expenses	177,652	92,639	87,128	108,277	139,447

Gain on sale of real estate	3,618	4,441	10,640	—	3,618
Gain (loss) from early extinguishment of debt	255	—	(360)	509	255
Interest income	2,795	6,014	2,974	287	2,341
Equity in net (loss) of unconsolidated real estate entities	(12,828)	(14,853)	(12,909)	(595)	(9,108)

(Loss) income before benefit (provision) for income taxes and non-controlling interests	(12,252)	445	(2,519)	(21,743)	7,912
Benefit (provision) for income taxes	1,885	(1,221)	(635)	(480)	(2,695)

Net (loss) income	(10,367)	(776)	(3,154)	(22,223)	5,217

Noncontrolling interests’ share of net loss (income):
Unitholders in the Operating Partnership	4,683	(249)	1,577	7,456	(3,126)
Partners in the consolidated real estate entities	198	122	(472)	934	133

	4,881	(127)	1,105	8,390	(2,993)

TPGI share of net (loss) income	$(5,486)	$(903)	$(2,049)	$(13,833)	$2,224

(Loss) earnings per share-basic and diluted	$(0.24)	$(0.05)	$(0.15)	$(0.56)	$0.09
Weighted average common shares outstanding—basic	23,693,577	20,739,371	14,339,032	24,978,388	23,681,997
Weighted average common shares outstanding—diluted	23,693,577	20,739,371	14,339,032	24,978,388	23,681,997
Cash flows from:
Operating activities	$2,216	$45,507	$20,628	$(6,337)	$3,983
Investing activities	(35,543)	(139,921)	(19,084)	14,941	(44,243)
Financing activities	(24,297)	156,718	(1,116)	(27,045)	(7,913)

Consolidated Balance Sheet Data:	As of
	September 30, 2009	December 31, 2008
	(unaudited)
	(dollars in thousands)
Investments in real estate, net	$448,779	$478,665
Total assets	606,772	660,435
Mortgages, other secured and unsecured loans	366,060	387,945
Total liabilities	401,185	439,708
Equity	205,587	220,727
Total liabilities and equity	606,772	660,435

RISK FACTORS

You should carefully consider each of the following risk factors, all of the other information set forth in this prospectus supplement and the accompanying prospectus, and the risk factors discussed in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed and we may not be able to achieve our goals. If that occurs, the value of our common stock could decline and you could lose some or all of your investment.

Risks Related to Our Business and Our Properties

We generate a significant portion of our revenues from our joint venture and our separate account management agreements with CalSTRS, and if we were to lose these relationships, our financial results would be significantly negatively affected.

Our joint venture and separate account management agreement relationships with CalSTRS provide us with substantial fee revenues. For the three and nine months ended September 30, 2009, approximately 13.0% and 20.4% respectively, of our revenue was derived from fees earned from these relationships. We may also earn fee revenues in the future from the Green Fund as a result of CalSTRS’ investment in that partnership.

We cannot assure you that our joint venture and separate account management relationships with CalSTRS will continue, and, if they do not, we may not be able to replace these relationships with other strategic alliances that would provide comparable revenues. Our interest in the TPG/CalSTRS joint venture is subject to a buy-sell provision, which permits CalSTRS to purchase our interest in TPG/CalSTRS at any time. Under the buy-sell provision either our Operating Partnership or CalSTRS can initiate a buy-out of the other’s interest at any time by delivering a notice to the other specifying a purchase price for all of the joint venture’s assets; the other venture partner then has the option to sell its joint venture interest or purchase the interest of the initiating joint venture partner. The purchase price is based on what each venture partner would receive on liquidation if the joint venture’s assets were sold for the specified price and the joint venture’s liabilities paid and the remaining assets distributed to the joint venture partners.

In addition, upon the occurrence of certain events of default by the Operating Partnership under the joint venture agreement or related management, development, service and leasing agreements, upon bankruptcy of our Operating Partnership, or upon the death or disability of either James A. Thomas, our Chairman, President and CEO, or John R. Sischo, one of our Executive Vice Presidents, or the failure of either of them to devote the necessary time to perform their duties (unless replaced by an individual approved by CalSTRS) (each, a “Buyout Default”), CalSTRS may elect to purchase our joint venture interest based on a three percent discount to the appraised fair market value at the time of the Buyout Default.

The joint venture agreement with CalSTRS also previously prohibited any transfer of securities of the Company or limited partnership units in our Operating Partnership that would result in Mr. Thomas, his immediate family and any entities controlled thereby owning less than 30% of our securities entitled to vote for the election of directors. On October 30, 2009, we entered into an amendment to the TPG/CalSTRS agreement such that in connection with the issuance of additional Company shares in one or more public offerings, Mr. Thomas, his immediate family and controlled entities may reduce their collective ownership interest to no less than 10% of the total common shares and Operating Partnership units and no less than 15.0 million shares and Operating Partnership units, on a collective basis.

Most of our fee arrangements under our separate account relationship with CalSTRS are terminable on 30 days’ notice. Termination of either our joint venture or separate account relationship with CalSTRS would adversely affect our revenue and profitability and our ability to achieve our business plan by reducing our fee income and access to co-investment capital to acquire additional properties.

Our joint venture investments may be adversely affected by our lack of control or input on decisions or shared decision-making authority or disputes with our co-venturers.

Many of our operating properties are owned through a joint venture or partnership with other parties. As a result, we do not exercise sole decision-making authority regarding such joint venture properties, including with respect to cash distributions or the sale of such properties. Furthermore, we may co-invest in the future through other partnerships, joint ventures, funds or other entities. Investments in partnerships, joint ventures, funds or other entities may, under certain circumstances, involve risks, including partners who may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. These investments may also have the risk of impasses on significant decisions, because neither we nor our partner or co-venturer would have full control over the partnership or joint venture. Future disputes between us and our partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their full time and effort on our business. In addition, under the principles of agency and partnership law, we may in certain circumstances be liable for or damaged by the actions of our third-party partners or co-venturers, such as if a partner or co-venturer became bankrupt and defaulted on its reimbursement and contribution obligations to us, subjected the property owned by the partnership or joint venture to liabilities in excess of those contemplated by the partnership or joint venture agreement, or incurred debts or liabilities on behalf of the partnership or joint venture in excess of the authority granted by the partnership or joint venture agreement. In some joint ventures or other investments we make, if the entity in which we invest is a limited partnership, we have acquired and may acquire in the future all or a portion of our interest in such partnership as a general partner. In such event, we may be liable for all the liabilities of the partnership, although we attempt to limit such liability to our investment in such partnership by investing through a subsidiary.

Our joint venture partners have rights under our joint venture agreements that could adversely affect us.

As of September 30, 2009, we held interests in 22 of our properties through TPG/CalSTRS, 10 of which are held indirectly through TPG/CalSTRS’ interest in the Austin Portfolio Joint Venture. TPG/CalSTRS requires a unanimous vote of the joint venture’s management committee on certain major decisions, including approval of annual business plans and budgets, financings and refinancings, and additional capital calls not in compliance with an approved annual plan. The management committee currently consists of two members appointed by CalSTRS and one member appointed by the Operating Partnership. All other decisions, including sales of properties, are made based upon a majority decision of the management committee. Thus CalSTRS has the ability to control certain decisions for the joint venture that may result in an outcome contrary to our interests. The Operating Partnership has the responsibility and authority to carry out day to day management of the joint venture and to implement the annual plans approved by the management committee. In addition to CalSTRS’ ability to control certain decisions relating to the joint venture, our joint venture agreement with CalSTRS includes provisions negotiated for the benefit of CalSTRS that could adversely affect us. Unless otherwise determined by the management committee of the joint venture, we are required to use diligent efforts to sell each joint venture property generally within five years of that property reaching stabilization, except that the holding period for Reflections I and Reflections II, both of which are 100% leased, will be separately determined by the joint venture management committee. With respect to these two properties, we are required to perform a hold/sell analysis at least annually, and make a recommendation to the management committee regarding the appropriate holding period, which could be less than five years. We have a right of first offer to purchase a joint venture property upon a required sale at a price we propose, and if CalSTRS accepts our offer we must close within 90 days. If we do not exercise the right of first offer and we subsequently fail to effect a sale by the end of the specified holding period, CalSTRS has the right to assume control of the sale process. This may require us to sell one or more of our assets at an inopportune time, or for prices that are lower than could be achieved if we had more flexibility in the timing for effecting sales.

A wholly-owned subsidiary of TPG/CalSTRS, entered into a partnership agreement and syndication agreement with an affiliate of Lehman Brothers, Inc. in relation to the Austin Portfolio Joint Venture. That agreement required the wholly-owned subsidiary of TPG/CalSTRS to assist the Lehman affiliate that was the 75% equity holder in the Austin Portfolio Joint Venture with syndicating a substantial portion of the entity’s equity position by June 2008. As of September 30, 2009, only 33% of the Lehman affiliate’s original 75% equity interest in the Austin Portfolio Joint Venture had been sold to an unrelated institutional investor. As a result, the Lehman affiliate held 50% of the equity in the Austin Portfolio Joint Venture as of September 30, 2009. The Lehman affiliate also has the right to reduce or eliminate certain fees and payments otherwise payable to TPG/CalSTRS under the partnership agreement. The Lehman affiliate retains certain approval rights with respect to an expanded set of major decisions of the Austin Portfolio Joint Venture, although the TPG/CalSTRS subsidiary is still in charge of operating, leasing and managing the Austin Portfolio Joint Venture assets within approved budgets and guidelines.

These major decision approval rights of the Lehman affiliate include, but are not limited to, the right to approve annual business plans and budgets, financings and refinancings, sales of properties, additional capital calls not in compliance with an approved annual plan, and agreements with affiliates. In addition, the other limited partner in this Austin Portfolio Joint Venture has approval rights over some of these major decisions.

In addition, as a right specific to the Lehman affiliate, it can require the sale of one central business district asset and one suburban asset by the Austin Portfolio Joint Venture at any time after June 1, 2011; further, Lehman and its successors and assigns can require the sale of the balance of the Austin Portfolio Joint Venture assets after June 1, 2012, in each case subject to a right of first offer in favor of the other partners in the Austin Portfolio Joint Venture. The limited partners also have the right to remove the general partner under certain circumstances. These rights could adversely affect TPG/CalSTRS and us.

We may not receive funding from our joint venture partners in connection with proposed acquisitions, which could adversely affect our growth.

We have entered into, and may enter into in the future, certain joint venture acquisition arrangements with third parties in which we identify potential acquisition properties on behalf of the joint venture program, and a portion (in some cases, a substantial portion) of the capital required for each project would be funded by our joint venture partners. Although a number of our joint venture partners have committed to fund property acquisitions, such joint venture partners may decide not to fund a particular or any potential acquisition properties for any number of reasons, including such entities may not have the capital necessary to fund projects at the time of the proposed acquisition. This may be particularly relevant in light of the liquidity issues that many real estate funding sources have faced during the recent credit crisis. Accordingly, if we identify potential acquisition opportunities in the future for these programs, we may not receive approval and/or funding from joint venture partners, notwithstanding any prior commitments for funding. Several of our joint venture partners have made commitments which have not yet been funded, in their entirety or in part, including, for example, our joint venture with UBS Wealth Management—North American Property Fund Limited to acquire stabilized office properties in the United States, under which no properties have been acquired to date. If we do not make any acquisitions under existing or future joint venture programs, it could adversely affect our ability to grow our business in accordance with our business plan.

We depend on significant tenants, and their failure to pay rent could seriously harm our operating results and financial condition.

As of September 30, 2009, the 20 largest tenants at properties in which we held an ownership interest collectively leased 31.9% of the rentable square feet of space at properties in which we hold an ownership interest, representing 36.7% of the total annualized rent generated by these properties.

Any of our tenants may experience a downturn in its business, which may weaken such tenant’s financial condition. As a result, tenants may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent, declare bankruptcy or default under their leases. Certain of our tenants also have termination rights under their leases with us, which they might choose to exercise if they experience a downturn in their business. In addition, current economic and market conditions increase the possibility that one or more of our tenants will become insolvent. Any tenant bankruptcy or insolvency, leasing delay, failure to make rental payments when due, or default under a lease could result in the termination of the tenant’s lease and material losses to our Company.

In particular, if any of our significant tenants becomes insolvent, suffers a downturn in its business and decides not to renew its lease or vacates a property, it may seriously harm our business. Failure on the part of a tenant to comply with the terms of a lease may give us the right to terminate the lease, repossess the applicable property and enforce the payment obligations under the lease. In those circumstances, we would be required to find another tenant. We cannot assure you that we would be able to find another tenant without incurring substantial costs, or at all, or that if another tenant were found, we would be able to enter into a new lease on favorable terms to us or at the same rental rates.

Bankruptcy filings by or relating to one of our tenants could bar us from collecting pre-bankruptcy debts from that tenant or their property. A tenant bankruptcy would delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these amounts. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy amounts due under the lease must be paid to us in full. However, if a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. We may recover substantially less than the full value of any unsecured claims in the event of the bankruptcy of a large tenant, which would adversely impact our financial condition.

Our operating results depend upon the regional economies in which our properties are located and the demand for office and other mixed-use space, and unique or disproportionate economic downturns or adverse regulatory or taxation policies in any of these regions could harm our operating results.

Our operating and development properties are located in three geographic regions of the United States: the West Coast, Southwest and Mid-Atlantic regions. Historically, the largest part of our revenues has been derived from our ownership and management of properties consisting primarily of office buildings. A decrease in the demand for office space in these geographic regions, and for Class A office space in particular, may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. We are also susceptible to disproportionate or unique adverse developments in these regions and in the national office market generally, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics, terrorist targeting of high-rise structures, infrastructure quality, increases in real estate and other taxes, costs of complying with government regulations or increased regulation, oversupply of or reduced demand for office space, and other factors. Some of the regional issues we face include the more highly regulated and taxed economy of Southern California and high local and municipal taxes for our Philadelphia properties. Any adverse economic or real estate developments in one or more of our regions, or any decrease in demand for office space resulting from the local regulatory environment, business climate or energy or fiscal problems, could adversely impact our revenue and profitability, thereby causing a significant decline in our financial condition, results of operations, cash flow, the trading price of our common stock and impairing our ability to satisfy our debt service obligations.

We have significant debt obligations maturing in 2009 and 2010, and if we are not successful in extending the terms of this indebtedness or in refinancing this debt on acceptable economic terms or at all, our equity ownership in such properties and our overall financial condition could be materially and adversely affected.

As of September 30, 2009, our total consolidated indebtedness was approximately $366.1 million. In addition, we own interests in unconsolidated entities that were subject to total indebtedness of $2.2 billion as of September 30, 2009. Mortgage loans, which comprise a portion of both the consolidated and unconsolidated indebtedness, are secured by first deeds of trust on the related real property. Mezzanine loans and other secured loans are secured by our direct or indirect ownership interests in the entity that owns the related real property.

As of September 30, 2009, we had $17.0 million of consolidated debt related to the Campus El Segundo mortgage loan, which we have guaranteed. This loan has been extended, without any principal payment to the lender, so that it matures on July 31, 2011, and has three one-year extension options at our election subject to us complying with certain loan covenants and subject to the lender’s right to require the payment of a $2.5 million prepayment at the time of each extension. An affiliate of Wells Fargo Securities, LLC, one of the underwriters of this offering, is the lender under the Campus El Segundo mortgage loan.

As of September 30, 2009 we had approximately $81.7 million of consolidated debt which matures in 2010. The debt maturing in 2010 includes approximately $36.1 million in nonrecourse senior and junior mezzanine loans secured by our ownership interest in the real estate entities that own Two Commerce Square which mature in January 2010. On October 14, 2009, we entered into a Discounted Payoff Agreement with the holders of the existing mezzanine debt on Two Commerce Square. Under this agreement, we have agreed to pay off the two mezzanine loans, with a principal amount of approximately $36.1 million, for a discounted amount of $25 million on or before November 30, 2009 (subject to an extension right of up to 29 days). We have deposited $6 million with the holders of the loans under the agreement, which deposit will be credited against the payoff amount on closing. If we exercise the extension right, the deposit will be increased by an additional $7.0 million. In the event the Company fails to close under the Discounted Payoff Agreement when obligated to do so, the Company will forfeit all amounts paid to the holders of such mezzanine debt, a portion of which may be retained by the holders as liquidated damages and the balance of which will be applied to the outstanding balance of such debt.

The Four Points Centre construction loan in the maximum commitment amount of $40.5 million with an amount of $29.7 million outstanding originally was scheduled to mature in June 2010. We have entered into an agreement with the lender to extend this loan to July 31, 2012 with two one-year extension options at our election subject to certain conditions. We have committed to pay down principal in the total amount of $7.8 million in connection with this extension; $3.9 million was paid in October 2009 and the balance will be paid in three equal installments in January, June and December 2010. The construction loan maintains $10.8 million available for the completion of the project. The interest rate has been increased under the extension agreement to LIBOR plus 3.5% per annum. The first extension option is subject to a 75% loan to value test and a minimum debt yield among other things. The second extension option is subject to a 75% loan to value test, executed leases representing at least 90% of the net rentable area, and a minimum debt yield, among other things. As of January 31, 2011, if the Four Points office buildings are not at least 65% leased on terms consistent with the appraisal pro forma, we must pre-fund 18 months of interest into a restricted cash account with the lender; if the buildings are less than 35% leased at that time, we will also have to pay $2.0 million as a principal reduction of the loan. We have guaranteed the completion of construction and have completed the core and shell of this property. Furthermore, we have guaranteed all of the required principal payments under the extension agreement and 46.5% of the outstanding principal, interest and any other sum payable under this loan. Upon the occurrence of certain events our maximum liability as guarantor will be reduced to 31.5% of all sums payable under this loan, and upon the occurrence of further events our maximum liability as guarantor will be reduced to 25% of all sums payable under this loan. We have agreed to certain financial covenants on this loan as the guarantor, including a net worth covenant of $225.0 million, a minimum unrestricted cash covenant of $10.0 million and a maximum debt level on our portfolio of 72.5%. We also agreed to provide additional collateral of approximately 62.4 acres of fully entitled unimproved land which is immediately adjacent to our Four Points Centre office building in Austin, Texas. An affiliate of Wells Fargo Securities, LLC, one of the underwriters of this offering, is the lender under the Four Points Centre construction loan.

The Murano construction loan, with a balance of approximately $45.0 million as of September 30, 2009, matures on February 1, 2010. We expect to exercise the final six-month extension option, which would extend the maturity date to July 31, 2010. This loan is nonrecourse to the Company, but the Company guarantees the payment of interest on the loan during the term of the loan as it may be extended. We amortize the principal balance of the Murano construction loan with sales proceeds as we close on the sale of condominium units.

We have investments in entities owning unconsolidated properties with stated ownership percentages ranging from 6.25% to 50.0%. Our share of the debt owed by these unconsolidated entities that matures in 2010 is approximately $289.6 million (including debt extended from 2009 to 2010); approximately $ 59.6 million of which is subject to extension options at our election subject to certain conditions.

If we are not successful in extending the terms of our near-term maturing indebtedness or in refinancing this debt on acceptable economic terms or at all, our equity ownership in such properties and our overall financial condition could be materially and adversely affected.

Our need for additional debt financing, our existing level of debt and the limitations imposed by our debt agreements could have significant adverse consequences on us.

We may seek to incur additional debt to finance future acquisition and development activities, however debt financing may not be available to us on acceptable terms under current market conditions. In addition, it is possible the required payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties profitably. Our need for debt financing, our existing level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments or to pay dividends;

•	we may be unable to borrow additional funds as needed or on favorable terms;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	we may be unable to distribute funds from a property to our Operating Partnership or apply such funds to cover expenses related to another property;

•	we could be required to dispose of one or more of our properties, possibly on disadvantageous terms and/or at disadvantageous times;

•	we could default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;

•

we could violate covenants in our loan documents or our joint venture agreements, including provisions that may limit our ability to further mortgage a property, make distributions, acquire additional properties, repay indebtedness prior to a set date without payment of a premium or other pre-payment penalties, all of which would entitle the lenders to accelerate our debt obligations;

•	a default under any one of our mortgage loans with cross default provisions could result in a default on other of our indebtedness; and

•

because we have agreed to use commercially reasonable efforts to maintain certain debt levels to provide the ability for Mr. Thomas and entities controlled by him to guarantee debt of $210 million, including $11 million of debt available for guarantee by Mr. Edward Fox, one of our non-employee directors, and by Mr. Richard Gilchrist, an individual formerly affiliated with Maguire Thomas Partners, we may not be able to refinance our debt when it would otherwise be advantageous to do so or to reduce our indebtedness when our board of directors determines it is prudent.

If any one or more of these events were to occur, our revenue and profitability could be adversely impacted, causing a significant downturn in our financial condition, results of operations, cash flow, and the trading price of our common stock, and could impair our ability to satisfy our debt service obligations.

Because we have a substantial amount of debt which bears interest at variable rates, our failure to hedge effectively against interest rate changes may adversely affect our results of operations.

As of September 30, 2009, $91.7 million of our consolidated debt and $1.1 billion of our unconsolidated debt was at variable interest rates. As of September 30, 2009, we had purchased interest rate caps covering $1.03 billion of the unconsolidated floating rate loans. Interest rate hedging arrangements we enter into to cap our interest rate exposure involve risks, including that our hedging transactions might not achieve the desired effect in eliminating the impact of interest rate fluctuations, or that counterparties may fail to honor their obligations under these arrangements. As a result, these arrangements may not be effective in reducing our exposure to interest rate fluctuations and this could reduce our revenue, require us to modify our leverage strategy, and adversely affect our expected investment returns.

We may be unable to complete acquisitions necessary to grow our business, and even if consummated, we may fail to successfully operate these acquired properties.

Our planned growth strategy includes the acquisition of additional properties as opportunities arise. We regularly evaluate approximately 20 markets in the United States for strategic opportunities to acquire office, mixed-use and other properties. Our ability to acquire properties on favorable terms and successfully operate them is subject to the following significant risks:

•	we may be unable to generate sufficient cash from operations, or obtain the necessary debt or equity to consummate an acquisition or, if obtainable, such financing may not be on favorable terms;

•	we may need to spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

•

we may be unable to acquire a desired property because of competition from other real estate investors with more available capital, including other real estate operating companies, real estate investment trusts and investment funds;

•	competition from other potential acquirers may significantly increase the purchase price, even if we are able to acquire a desired property;

•

agreements for the acquisition of office properties are typically subject to customary conditions to closing, including satisfactory completion of due diligence investigations, and we may spend significant time and money on a potential acquisition we eventually decide not to pursue;

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•

we may acquire properties subject to liabilities without any recourse, or with only limited recourse, for unknown liabilities such as clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot complete property acquisitions on favorable terms or at all, or operate acquired properties to meet our expectations, our revenue and profitability could be adversely impacted.

Any real estate acquisitions that we consummate may result in disruptions to our business as a result of the burden of integrating operations placed on our management.

Our business strategy includes acquisitions and investments in real estate on an ongoing basis as market conditions warrant. These acquisitions may cause disruptions in our operations and divert management’s attention from our day-to-day operations, which could impair our relationships with our current tenants and employees. If we acquire real estate by acquiring another entity, we may be unable to effectively integrate the operations and personnel of the acquired business. In addition, we may be unable to train, retain and motivate any key personnel from the acquired business. If our management is unable to effectively implement our acquisition strategy, we may experience disruptions to our business, which could harm our results of operations.

We may be unable to successfully complete and operate properties under development, which would impair our financial condition and operating results.

Part of our business is devoted to the development of office, mixed-use and other properties, and the redevelopment of core plus and value-add properties. Our development and redevelopment activities involve the following significant risks:

•	we may be unable to obtain financing on favorable terms or at all;

•	if we finance projects through construction loans, we may be unable to obtain permanent financing at all or on advantageous terms;

•	we may not complete projects on schedule or within budgeted amounts;

•	we may underestimate the expected costs and time necessary to achieve the desired result with a project;

•

we may discover structural, environmental or other feasibility issues with properties acquired as redevelopment projects following our acquisition, which may render the redevelopment as planned not possible;

•	we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy, and other required governmental permits and authorizations;

•

occupancy rates and rents, or condominium prices and absorption rates in the case of the Murano, may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investment not being profitable;

•	adverse weather that damages the project or causes delays;

•	unanticipated changes to the plans or specifications;

•	unanticipated shortages of materials and skilled labor;

•	unanticipated increases in material and labor costs; and

•	fire, flooding and other natural disasters.

If we are not successful in our property development initiatives, it could adversely impact our revenue and profitability, causing a significant downturn in our business, including our financial condition, results of operations, and the trading price of our common stock.

We face significant competition, which may adversely affect our occupancy and rental rates at our properties.

We face significant competition from other managers and owners of office and mixed-use real estate, many of which own or manage properties similar to ours in the same regional markets in which our properties are located. We also compete with other diversified real estate companies and companies focused solely on offering property investment management and brokerage services. A number of our competitors are larger and better able to take advantage of efficiencies created by size, have better financial resources, or increased access to capital at lower costs, and may be better known in regional markets in which we compete. Our smaller size as compared to some of our competition may increase our susceptibility to economic downturns and pressures on rents. Our failure to compete successfully in our industry would materially affect our business prospects and operating results.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire resulting in increased vacancy rates, lower revenue and an adverse effect on our operating results.

As of September 30, 2009, leases representing 2.5% and 5.3% of the rentable square feet of the office and mixed-use properties in which we held an ownership interest would expire in the last quarter of 2009 and 2010, respectively. Further, an additional 16.2% of the square feet of these properties was available for lease as of September 30, 2009. Rental rates on existing leases above the current market rate at some of the properties in our office and mixed-use portfolio may require us to renew or re-lease some or all expiring leases at lower rates. If the rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space and space for which leases will expire, our revenue and profitability could be adversely impacted, causing a significant downturn in our financial condition, results of operations, cash flow, and the trading price of our common stock and impairing our ability to satisfy our debt service obligations. Current economic and real estate market conditions have resulted in depressed leasing activity recently as a result of tenant unwillingness to make long term leasing commitments given recent upheaval in the financial markets, and it is unclear how long this market condition may continue.

Our growth depends on external sources of capital, some of which are outside of our control. If we are unable to access capital from external sources, we may not be able to implement our business strategy.

Our business strategy requires us to rely significantly on third-party sources to fund our capital needs. We may not be able to obtain debt or equity on favorable terms or at all. Since the second half of 2007 we have been affected by an increasing tightening of the credit markets, and we may experience difficulty refinancing existing debt or obtaining new debt to complete acquisitions. Any additional debt we incur will increase our leverage and may impose operating restrictions on us. Any issuance of additional equity by our Company to fund our portion of equity capital requirements will be dilutive to our existing stockholders, and could have a negative impact on our stock price. Our access to third-party sources of capital depends, in part, on:

•	our current debt levels, which were $366.1 million of consolidated debt and $2.2 billion of unconsolidated debt as of September 30, 2009;

•	our current cash flow from operating activities, which resulted in a use of cash of $6.3 million for the nine months ended September 30, 2009;

•	our current and expected future earnings;

•	the market’s perception of our growth potential;

•	the market price of our common stock;

•	the perception of the value of an investment in our common stock; and

•	general market conditions.

If we cannot obtain capital from third-party sources when needed, we may not be able to acquire or develop properties when strategic opportunities exist.

As a result of the limited time which we have to perform due diligence of many of our acquired properties, we may become subject to significant unexpected liabilities and our properties may not meet projections.

When we enter into an agreement to acquire a property or portfolio of properties, we often have limited time to complete our due diligence prior to acquiring the property. To the extent we underestimate or fail to investigate or identify risks and liabilities associated with the properties we acquire, we may incur unexpected liabilities or the property may fail to perform as we expected. If we do not accurately assess the liabilities associated with properties prior to their acquisition, we may pay a purchase price that exceeds the current fair value of the net identifiable assets of the acquired property. As a result, intangible assets would be required to be recorded, which could result in significant accounting charges in future periods. These charges, in addition to the financial impact of significant liabilities that we may assume, could adversely impact our revenue and profitability, causing a significant downturn in our financial condition, results of operations and the trading price of our common stock and impairing our ability to satisfy our debt service obligations.

Our efforts to expand our geographic presence and diversify into other regional real estate markets may not be successful, thereby constraining our growth to markets in which we currently operate.

We intend to expand our business to new geographic regions where we expect the ownership and management of property to result in favorable risk-adjusted investment returns. In order for us to achieve economies of scale, we generally target ownership of 500,000 or more rentable square feet in a market. It may be difficult for us to achieve this level of ownership and our initial entry into a particular market may result in higher administrative expenses for us initially. Presently, we do not possess the same level of familiarity with the development, ownership and management of properties in locations other than the West Coast, Southwest and Mid-Atlantic regions in the United States, which lack of familiarity could adversely affect our ability to own, manage or develop properties outside these regions successfully or at all or to achieve expected performance.

As the current or previous owner or operator of real property, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination.

Under various federal, state and local environmental laws, regulations and ordinances, a current or previous owner or operator (e.g., tenant or manager) of real property may be liable for the cost to remove or remediate contamination resulting from the presence or discharge of hazardous or toxic substances, wastes or petroleum products on, under, from or in such property. These costs could be substantial and liability under these laws may attach without regard to fault, or whether the owner or operator knew of, or was responsible for, the presence of the contamination. The liability may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may obtain contributions from other identified, solvent, responsible parties of their fair share toward these costs to the extent such contributions are possible to obtain. In addition, the current or previous owner or operator of property may be subject to damage awards for personal injury or property damage resulting from contamination at or migrating from its property. Previous owners used some of our properties for industrial and retail purposes, so those properties may contain some level of environmental contamination. In addition, the presence of contamination, or the failure to properly remediate contamination on a property may limit the ability of the owner or operator to sell, develop or rent that property or to borrow using the property as collateral, and may cause our investment in that property to decline in value.

As the owner of real property, we could become subject to liability for asbestos-containing building materials in the buildings on our property.

Some of our properties may contain asbestos-containing building materials. Environmental laws require that owners or operators of buildings with asbestos-containing building materials properly manage and maintain these materials, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators for failure to comply with these requirements. In addition, these laws may also allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

We have removed or abated asbestos-containing building materials from certain tenant and common areas at our City National Plaza and Brookhollow properties. We continue to remove or abate asbestos from various areas of the building structures and as of September 30, 2009, had accrued approximately $0.9 million for estimated future costs of such removal or abatement at these properties.

Our properties may contain or develop harmful mold or suffer from other adverse conditions, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants and others if property damage or health concerns arise.

As the owner of real property, we could become subject to liability for failure to comply with environmental requirements regarding the handling and disposal of regulated substances and wastes or for non-compliance with health and safety requirements.

Environmental laws and regulations regarding the handling of regulated substances and wastes apply to our properties. The properties in our portfolio are also subject to various federal, state and local health and safety requirements, such as state and local fire requirements. If we or our tenants fail to comply with these various requirements, we might incur governmental fines or private damage awards. Moreover, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will materially adversely impact our financial condition, results of operations, cash flow, cash available for distribution to you, the per share trading price of our common stock and our ability to satisfy our debt service obligations. Environmental noncompliance liability could also affect a tenant’s ability to make rental payments to us.

Tax indemnification obligations that may arise in the event we or our Operating Partnership sell an interest in either of two of our properties could limit our operating flexibility.

We and our Operating Partnership agreed at the time of our initial public offering to indemnify Mr. Thomas against adverse direct and indirect tax consequences in the event that our Operating Partnership or the underlying property joint venture directly or indirectly sells, exchanges or otherwise disposes (including by way of merger, sale of assets or otherwise) of any portion of its interests, in a taxable transaction, in either One Commerce Square or Two Commerce Square. These two properties represented 14.4% of annualized rent for properties in which we held an ownership interest as of September 30, 2009. The indemnification obligation currently expires October 13, 2013, which may be further extended to October 13, 2016 provided Mr. Thomas and his controlled entities collectively retain at least 50% of the Operating Partnership units received by them in connection with our formation transactions at the time of our initial public offering.

We also agreed at the time of the initial public offering to use commercially reasonable efforts to make approximately $210 million of debt available to be guaranteed by entities controlled by Mr. Thomas, by Mr. Fox, a non-employee member of our board of directors, and by Mr. Gilchrist, an individual formerly affiliated with Maguire Thomas Partners. We agreed to make this debt available for guarantee in order to assist Mr. Thomas and these other persons in preserving their tax position after their contributions at the time of our initial public offering.

Risks Related to the Real Estate Industry

The current economic environment for real estate companies and the credit crisis may significantly adversely impact our results of operations and business prospects.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investing and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, we intend to grow our properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where we believe we can bring necessary expertise to bear to increase property values. In order to pursue acquisitions, we need access to equity capital and also property-level debt financing. Current disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Presently, access to capital and debt financing options continue to be severely restricted and it is uncertain how long current economic circumstances may last. Any consideration of sales of existing properties or portfolio interests may be tempered by the depressed nature of property values at present. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions.

Illiquidity of real estate investments and the susceptibility of the real estate industry to economic conditions could significantly impede our ability to respond to adverse changes in the performance of our properties.

Our ability to achieve desired and projected results for growth of our business depends on our ability to generate revenues in excess of expenses and make scheduled principal payments on debt and fund capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may adversely impact our results of operations and the value of our properties. These events include:

•	vacancies or our inability to rent space on favorable terms;

•	inability to collect rent from tenants;

•	difficulty in accessing credit in the present economic environment, in particular for larger mortgage loans;

•	inability to finance property development and acquisitions on favorable terms;

•	increased operating costs, including real estate taxes, insurance premiums and utilities;

•	local oversupply, increased competition or reduction in demand for office space;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments;

•	changing submarket demographics; and

•	the significant transaction costs related to property sales, including a high transfer tax rate in the City of Philadelphia.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If any of these events were to happen, our revenue and profitability could be impaired, causing a significant downturn in our financial condition, results of operations, cash flow, and the trading price of our common stock, and our ability to satisfy our debt service obligations could be impaired.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unintended expenditures that adversely impact our financial condition.

All of our commercial properties are required to comply with the Americans with Disabilities Act, or ADA. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to people with disabilities. The obligation to make readily achievable accommodations is an ongoing one, and we assess our properties and make alterations as appropriate. Compliance with the ADA requirements could require removal of access barriers.

If one or more of our properties is not in compliance with the ADA, we would be required to incur additional costs to bring the property or properties into compliance. In addition, non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. Typically, we are responsible for changes to a building structure that are required by the ADA, which can be costly. In addition, we are required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations. We may be required to make substantial capital expenditures to comply with these requirements thereby limiting the funds available to operate, develop and redevelop our properties and acquire additional properties. As a result, these expenditures could negatively impact our revenue and profitability.

Potential losses to our properties may not be covered by insurance and may result in our inability to repair damaged properties, and as a result of which we could lose invested capital.

We carry comprehensive liability, fire, flood, extended coverage, wind, earthquake, terrorism, pollution legal liability, business interruption and rental loss insurance under our blanket policy covering all of the properties which we own an interest in or manage for third parties, including our development properties (although we carry only liability insurance for the California Environmental Protection Agency (“CalEPA”) headquarters building under our blanket policy because the tenant has the right to provide all other forms of coverage it deems necessary, and it has elected to do so). We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice.

We either own or have interests in a number of properties in Southern California, an area especially prone to earthquakes. We carry earthquake insurance on our properties located in seismically active areas, which includes our Southern California properties, wind insurance on our properties located in “tier 1” wind zones, which includes our Houston, Texas properties, and terrorism insurance on all of our properties. Our terrorism insurance is subject to exclusions for loss or damage caused by nuclear substances, pollutants, contaminants, and biological and chemical weapons as more specifically excluded under the actual terrorism policies. Some of our policies, like those covering losses due to earthquakes and terrorism, are subject to limitations involving deductibles and policy limits which may not be sufficient to cover potential losses.

Under their leases, our tenants are generally required to indemnify us from liabilities resulting from injury to persons, air, water, land or property, on or off the premises due to activities conducted by them on our properties. There is an exception for claims arising from the negligence or intentional misconduct by us or our agents. Additionally, tenants are generally required, with the exception of governmental entities and other entities that are self-insured, to obtain and keep in force during the term of the lease liability and property damage insurance policies issued by companies holding ratings at a minimum level at their own expense.

Although we have not experienced such a loss to date, if we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged property as well as the anticipated future cash flows from that property, including lost revenue from unpaid rent from tenants. In addition, if the damaged property is subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if the property was irreparably damaged. In the event of a significant loss at one or more of the properties covered by our blanket policy, the remaining insurance under our policy, if any, could be insufficient to adequately insure our remaining properties. In this event, securing additional insurance, if possible, could be significantly more expensive than our current policy.

Risks Related to Our Organization and Structure

Our senior management has existing conflicts of interest with us and our public stockholders that could result in decisions adverse to our Company.

As of October 30, 2009, Mr. Thomas owned or controlled a significant interest in our Operating Partnership consisting of 13,813,331 units, or a 34.8% interest as of such date. In addition, our senior executive officers, excluding Mr. Thomas, collectively held an interest in Operating Partnership units, incentive units (vested and unvested) representing an aggregate 3.6% equity interest in our Operating Partnership.

The various terms and the size of these equity and incentive interests in the Operating Partnership held by our senior management could create conflicts of interest with our public stockholders. Members of senior management could be required to make decisions that could have different implications for our Operating Partnership and for us, our stockholders, and our senior executive officers, including:

•	potential acquisitions or sales of properties;

•	the issuance or disposition of shares of our common stock or units in our Operating Partnership; and

•	the payment of dividends by us.

For example, an acquisition in exchange for the issuance by our Operating Partnership of additional Operating Partnership units would dilute the interests of members of our management team as limited partners in our Operating Partnership. Dispositions of One Commerce Square or Two Commerce Square could trigger our tax indemnification obligations with respect to Mr. Thomas. Dividends paid by us to our public stockholders decrease our funds available to reinvest in our business. In each such case, the interests of our senior executive officers in the transaction may differ from the interests of our stockholders, and our senior executive officers could exercise their influence in a manner inconsistent with your interests.

Our success depends on key personnel, the loss of whom could impair our ability to operate our business successfully.

We depend on the efforts of key personnel, particularly Mr. Thomas, our Chairman, Chief Executive Officer, and President. Among the reasons that Mr. Thomas is important to our success is that he has an industry reputation developed over more than 30 years in the real estate industry that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel. If we lost his services, our relationships with these parties could diminish. Mr. Thomas is 72 and, although he has informed us that he does not currently plan to retire, we cannot be certain how long he will continue working on a full-time basis.

Many of our other senior executives also have significant real estate industry experience. Randall L. Scott, our Executive Vice President and Director, has extensive development and management experience on several large-scale projects, including the development, construction and management of One Commerce Square and Two Commerce Square. Mr. Sischo and Mr. Scott are jointly responsible for oversight of our relationship with CalSTRS. Mr. Sischo is responsible for our investment efforts, including acquisition, financing and capital markets relationships. Thomas S. Ricci, our Executive Vice President, has been extensively involved in the development of large, mixed-use and commercial projects. Diana M. Laing, our Chief Financial Officer and Secretary, has served as chief financial officer of two publicly-traded real estate investment trusts. Paul S. Rutter, our Executive Vice President and General Counsel, has extensive experience, both as a real estate lawyer and as an executive in commercial real estate, including acquisitions, financing, joint ventures and leasing of office and mixed use projects. While we believe that we could find acceptable replacements for these executives, the loss of any of their services could materially and adversely affect our operations because of diminished relationships with lenders, existing and prospective tenants and industry personnel. A departure of either Mr. Thomas or Mr. Sischo could also have adverse effects on our joint venture relationship with CalSTRS, including, pursuant to a right granted to CalSTRS in our joint venture agreement with CalSTRS, the possible required sale of our joint venture interest to CalSTRS at 97% of fair value, unless within 180 days the Company names a replacement for such departed executive who is reasonably acceptable to CalSTRS.

We have a holding company structure and rely upon funds received from our Operating Partnership to pay liabilities.

We are a holding company. Our primary asset is our general partnership interest in our Operating Partnership. We have no independent means of generating revenues. To the extent we require funds to pay taxes or other liabilities incurred by us, to pay dividends or for any other purpose, we must rely on funds received from our Operating Partnership. If our Operating Partnership should become unable to distribute funds to us, we would be unable to continue operations after a short period. Most of the properties owned by our subsidiaries and joint ventures are encumbered by loans. These loans generally contain lockbox arrangements and reserve requirements that may affect the amount of cash available for distribution from the subsidiaries that own the properties up to the Operating Partnership. Some of the loans include cash sweep and other restrictions and provisions that prior to an event of default may prevent the distribution of funds from the subsidiaries who own these properties to our Operating Partnership. In the event of a default under any of these loans, the defaulting subsidiary or joint venture would be prohibited from distributing cash to our Operating Partnership. As a result, our Operating Partnership may be unable to distribute funds to us and we may be unable to use funds from one property to support the operation of another property. As we acquire new properties and refinance our existing properties, we may finance these properties with new loans that contain similar provisions. Some of the loans to our subsidiaries and joint ventures may contain provisions that restrict us from loaning funds to our subsidiaries or joint ventures. If we are permitted to loan funds to our subsidiaries or joint ventures, our loans generally will be subordinated to the existing debt on our properties.

Mr. Thomas has a significant vote in certain matters as a result of his control of 100% of our limited voting stock.

Each entity that received Operating Partnership units in our formation transactions received shares of our limited voting stock that are paired with units in our Operating Partnership on a one-for-one basis. All of these entities are directly or indirectly controlled by Mr. Thomas, and, as a result, Mr. Thomas controls 100% of our outstanding limited voting stock, or 38.5% of our outstanding voting stock (including outstanding shares of common stock owned by Mr. Thomas and his affiliates) as of October 30, 2009. These limited voting shares are entitled to vote in the election of directors, for the approval of certain extraordinary transactions including any merger, sale or liquidation of the Company, amendments to our certificate of incorporation and any other matter required to be submitted to a separate class vote under Delaware law. Mr. Thomas may have interests that differ from that of our public stockholders, including by reason of his interests held in Operating Partnership units, and may accordingly vote as a stockholder in ways that may not be consistent with the interests of our public stockholders. This significant voting influence over certain matters may have the effect of delaying, preventing or deterring a change of control of our Company, or could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company.

Risks Related to this Offering

The price of our common stock has been and may continue to be volatile.

We completed our initial public offering of common stock in October 2004, and the ownership of our common stock has historically been concentrated in a small number of individual and institutional investors. Given the relatively limited public float, trading in our common stock has also been limited and, at times, volatile. An active trading market for our common stock may not be sustained, and the trading price of our common stock may fluctuate substantially.

The market price of our common stock could fluctuate significantly for various reasons, which include:

•	our quarterly or annual earnings or earnings of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	new or proposed laws or regulations or new or proposed interpretations of laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism, or responses to such events;

•	an adverse economic or other development that affects demand for rental rates or occupancy in our or our joint ventures’ properties;

•	litigation involving our Company;

•	sales of common stock by our directors, executive officers, and significant stockholders; and

•	general market and economic conditions.

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including ours. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our stock price.

The payment of dividends on our common stock is at the discretion of our board of directors and subject to various restrictions and considerations and, consequently, may be changed or discontinued at any time.

Although we have historically paid quarterly dividends on our common stock, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition, and any other factors deemed relevant by our board of directors. In February 2009, our board of directors reduced the quarterly dividend to $0.0125 per share, from $0.06 per share in 2008. Such quarterly dividend payments may be further reduced or stopped altogether in the future, in which case the only opportunity to achieve a positive return on an investment in our common stock would be if the market price of our common stock appreciates.

Some provisions of our certificate of incorporation and bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

Some of the provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by potentially providing them with the opportunity to sell their shares at a premium over the then market price. Our certificate of incorporation and bylaws contain provisions which may deter takeover attempts, including the following:

•	vacancies on our board of directors may only be filled by the remaining directors;

•	only the board of directors can change the number of directors;

•	there is no provision for cumulative voting for directors;

•	directors may only be removed for cause; and

•	our stockholders are not permitted to act by written consent.

In addition, our certificate of incorporation authorizes the board of directors to issue up to 25,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which will be determined at the time of issuance by our board of directors, without further action by our stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult to, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control of our Company.

Finally, we are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

The provisions of our certificate of incorporation and bylaws, described above, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if these events would be in the best interests of our stockholders.

We could authorize and issue additional stock without stockholder approval, which could cause our stock price to decline and which could dilute the holdings of our existing stockholders.

Our certificate of incorporation authorizes our board of directors to issue authorized but unissued shares of our common stock or preferred stock, to classify or reclassify any unissued shares of our preferred stock and to set the preferences, rights and other terms of the classified or unclassified shares. Our board of directors could establish a series of preferred stock that could, depending on the terms of the series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

We have recently amended our certificate of incorporation to increase the authorized number of common shares from 75 million to 225 million. After giving effect to the issuance of shares in this offering, we will have an additional 177.3 million shares of authorized common stock available for future issuance. Issuance of these additional shares could dilute the value of the outstanding shares of stock, including those shares issued in this offering.

FORWARD-LOOKING STATEMENTS

A number of the statements made or incorporated by reference in this prospectus supplement are not historical or current facts, but deal with potential future circumstances and developments. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. In particular, statements pertaining to our capital resources, property portfolio performance and results of operations contain forward-looking statements. Likewise, all our statements and discussions regarding anticipated growth from operations and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We cannot guarantee that the transactions and events described will happen as described or that they will happen at all. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “predicts,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	our lack of significant control in some of our joint ventures with third parties;

•	our joint venture partners have rights under our joint venture agreements that could adversely affect us;

•	our reliance on revenue from significant tenants;

•	the impact of adverse economic or real estate developments in the three regional markets in which we are currently active;

•	failure to obtain any necessary third party financing;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates, tax rates, insurance and other operating costs;

•	the risk of default under our debt obligations;

•	potential losses that may not be covered by insurance and could result in our inability to repair damaged properties;

•	our reliance on key personnel, the loss of whom could impair our ability to operate our business successfully;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	our failure to successfully develop or manage properties;

•	our use of proceeds of this offering;

•	significant competition which may decrease or prevent increases of occupancy and rental rates of our properties;

•	lower market rents or increased vacancy rates;

•	the effect on us of tax legislation or other legislation relating to or affecting the ownership of our properties; and

•	environmental uncertainties and risks related to natural disasters.

You should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

USE OF PROCEEDS

We estimate that our net proceeds from the offering will be approximately $63.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds of this offering as follows:

•

$25 million will be used on or about November 30, 2009 to fund a discounted payoff, pursuant to the Discounted Payoff Agreement, of $36.1 million aggregate principal amount of mezzanine indebtedness on Two Commerce Square which is scheduled to mature in January 2010; and

•

the remainder, together with our cash on hand and our share of unrestricted property-level cash, will be used for general corporate purposes, including funding a portion of our estimated share of property capital expenditures, debt paydown requirements in connection with debt refinancings and extensions, acquisitions of existing debt on an opportunistic basis, and other Company obligations that we currently anticipate over the next 24 to 36 months.

As of October 30, 2009, approximately $36.1 million aggregate principal amount of mezzanine indebtedness on Two Commerce Square was outstanding. The Two Commerce Square mezzanine indebtedness bears interest at a rate of 18.7% per annum and is scheduled to mature on January 9, 2010.

DIVIDEND POLICY

In fiscal years 2007 and 2008, we paid quarterly dividends of $0.06 per common share. In April 2009, July 2009 and October 2009 we paid dividends of $0.0125 per common share.

Property-level restrictions on cash flows impact our availability of funds to pay dividends. In addition, the payment of dividends is at the sole discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on the payment of dividends present in any current and future debt instruments and other factors that our board of directors may deem relevant, and such payments may be reduced or discontinued at any time.

MARKET PRICE OF OUR COMMON STOCK

Our common stock is listed on the NASDAQ Global Market under the symbol “TPGI.” The table below sets forth for the periods indicated, the high and low intraday sales prices of our common stock as reported by NASDAQ.

Quarter Ended	High	Low
December 31, 2009 (through October 30, 2009)	$3.74	$2.62
September 30, 2009	2.98	1.18
June 30, 2009	2.50	1.15
March 31, 2009	3.47	1.09
December 31, 2008	10.34	1.64
September 30, 2008	11.74	7.40
June 30, 2008	11.04	7.92
March 31, 2008	11.59	7.87
December 31, 2007	13.12	9.49
September 30, 2007	16.40	11.75
June 30, 2007	17.64	14.93
March 31, 2007	16.62	14.71

On October 30, 2009, the closing price of our common stock on the NASDAQ Global Market was $3.03 per share and there were 25,693,354 shares of common stock outstanding, held by approximately eight holders of record.

CAPITALIZATION

The following table sets forth our capital structure as of September 30, 2009 (1) on an actual basis, and (2) on an as adjusted basis, to give effect to our issuance and sale of 22,000,000 shares of common stock offered hereby, based on an assumed offering price of $3.03 per share, which was the closing price of our common stock as reported on the NASDAQ Global Market on October 30, 2009, and after deducting underwriting discounts and commissions and estimated offering expenses payable with respect to the shares sold in this offering.

This information is only a summary and should be read in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which is incorporated by reference into this prospectus supplement.

	As of September 30, 2009
	Actual	As Adjusted
	(in thousands, except share data) (unaudited)
Investments in real estate, cash and cash equivalents, rents and other receivables, and other assets	$606,772	$669,766

Mortgages, secured and unsecured loans, and other liabilities	401,185	401,185
Equity:
Stockholders’ equity:
Preferred stock, $.01 par value, 25,000,000 shares authorized, none issued or outstanding (actual and as adjusted)	—
Common stock, $.01 par value, 225,000,000 shares authorized, 25,693,354 shares issued and outstanding (actual); 47,693,354 shares issued and outstanding (as adjusted)	257	477
Limited voting stock, $0.01 par value, 20,000,000 shares authorized; 13,813,331 shares issued and outstanding (actual and as adjusted)	138	138
Additional paid-in capital	170,598	245,176
Retained deficit and dividends including $143 of other comprehensive loss	(41,733)	(41,733)

Total stockholders’ equity	129,260	204,058

Noncontrolling interests:
Unitholders in the Operating Partnership	71,908	60,104
Partners in consolidated real estate entities	4,419	4,419

Total noncontrolling interests	76,327	64,523

Total equity	205,587	268,581

Total capitalization	$606,772	$669,766

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of October 30, 2009, on both a historical basis and as adjusted to reflect the completion of this offering, for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the Securities and Exchange Commission. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following table does not include options to purchase our common stock which are not exercisable within the next 60 days. Unless otherwise indicated, the business address of each of our directors and executive officers is c/o Thomas Properties Group, Inc., 515 S. Flower St., Sixth Floor, Los Angeles, CA 90071.

5% Stockholders

	Shares Beneficially Owned
	Prior to the Offering		After the Offering
Name and Address	Number	%	Number	%
High Rise Capital Management LP(1) 535 Madison Avenue, 26th Floor New York, NY 10022	4,175,200	16.3%	4,175,200	8.8%
Third Avenue Management LLC(2) 622 Third Avenue, 32nd Floor New York, NY 10017	2,629,749	10.2%	2,629,749	5.5%
Stichting Pensioenfonds ABP(3) Oude Lindestraat 70, Postbus 2889 6401 DL Heerlen The Kingdom of the Netherlands	2,252,600	8.8%	2,252,600	4.7%
Starwood Real Estate Securities, LLC(4) 591 W. Putnam Ave. Greenwich, CT 06830	2,317,976	9.0%	2,317,976	4.9%
Prospector Partners, LLC(5) 370 Church Street Guilford, CT 06437	1,393,220	5.4%	1,393,220	2.9%

(1)	High Rise Capital Management LP reported in its Schedule 13G/A dated and filed with the SEC on February 13, 2009, that its affiliated entity, High Rise Capital Advisors, LLC had shared voting power and shared dispositive power with respect to 4,175,200 shares, held within High Rise Partners II, L.P., High Rise Partners II (a), L.P., High Rise Institutional Partners, L.P., Bridge Realty Advisors, LLC, Cedar Bridge Realty Fund, L.P. and Cedar Bridge Institutional Fund, LP. High Rise Capital Advisors, LLC’s managing members are David O’Connor and Charles Fitzgerald.
(2)	Third Avenue Management LLC reported in its Schedule 13G dated and filed with the SEC on February 13, 2009 that it had sole voting power and sole dispositive power of 2,629,749 shares.
(3)	Stichting Pensioenfonds ABP reported in its Schedule 13G dated February 12, 2009 and filed with the SEC on February 13, 2009, that it had sole voting power and sole dispositive power of 2,252,600 shares.
(4)	Starwood Real Estate Securities, LLC reported in its Schedule 13G/A dated and filed with the SEC on February 17, 2009, that it had shared voting power and shared dispositive power with respect to 2,317,976 shares, held within Dirigo Master Fund Ltd, Dirigo Katahdin Master Fund LTD, Silver Creek SAV, LLC Managed Accounts and LMA SPC-MAP 61 Managed Accounts.

(5)	Prospector Partners, LLC reported in its Schedule 13G dated and filed with the SEC on February 17, 2009, that it had sole voting power and sole dispositive power with respect to 1,140,115 shares and shared voting power and shared dispositive power with respect to 253,105 shares.

Directors and Executive Officers

	Shares of Common Stock(1)		Percentage of Common Stock(1)	Operating Partnership Units(2)		Percentage of Common Stock and Units(3)	Percentage of Common Stock and Units After the Offering(4)	Limited Voting Stock(5)	Percentage of Limited Voting Stock
James A. Thomas	1,469,307	(6)	5.7%	13,813,331	(7)	38.5%	24.8%	13,813,331	100%
R. Bruce Andrews	29,296		*	—		*	*	—
Edward D. Fox	45,296		*	—		*	*	—
John L. Goolsby	30,301		*	—		*	*	—
Winston H. Hickox	13,462		*	—		*	*	—
Diana M. Laing(8)	154,445		*	54,444		*	*	—
Thomas S. Ricci(8)	510,002		2.0	60,000		1.4	*	—
Paul S. Rutter	1,060		*	—		*	*	—
Randall L. Scott(8)	610,002		2.4	60,000		1.7	1.1	—
John R. Sischo(8)	578,007		2.2	60,000		1.6	1.0	—
All directors and executive officers as a group (10 persons)	3,441,178		13.4%	14,047,775		44.0%	28.3%	13,813,331	100%

*	Represents ownership of less than 1%.
(1)	Assumes 25,693,354 shares of our common stock were outstanding as of October 30, 2009. The total number of shares of common stock outstanding used in calculating this percentage excludes (a) units in our Operating Partnership redeemable for cash or, at our option, common stock, (b) incentive units issued under our 2004 Equity Incentive Plan (“Incentive Plan”), and (c) shares of our common stock issued pursuant to this prospectus supplement and the accompanying prospectus.
(2)	Includes 234,444 incentive units issued under our Incentive Plan that are vested as of October 30, 2009. Units are redeemable for cash or, at our option, shares of our common stock on a one-for-one basis. Each Operating Partnership unit issued in our formation transactions is paired with a share of limited voting stock. Mr. Thomas controls the voting of these shares. Upon redemption of the units for cash or shares of our common stock, each share of limited voting stock paired with the unit will be automatically cancelled.
(3)	Assumes a total of 25,693,354 shares of common stock and 13,813,331 units are outstanding as of October 30, 2009, comprised of shares of common stock and units in our Operating Partnership plus 234,444 incentive units in our Operating Partnership issued under our Incentive Plan that are vested as of October 30, 2009.
(4)	Excludes shares of common stock that may be purchased in this offering. James A. Thomas, our Chairman, Chief Executive Officer and President, has expressed an interest in purchasing shares of common stock in the offering at the public offering price.
(5)	Mr. Thomas controls each of the entities that hold shares of limited voting stock and hence he controls the voting of these shares.
(6)	Includes 200,000 shares of restricted stock granted under our Incentive Plan of which 100,000 and 100,000 shares will vest on the third anniversary of the grant dates of March 7, 2007 and March 19, 2008, respectively, provided that vesting occurs after two years if certain performance goals are met. Also includes 100 shares owned directly by Mr. Thomas and 1,269,207 shares held in trusts for the benefit of immediate family members of Mr. Thomas, who is trustee of each trust. Mr. Thomas disclaims beneficial ownership of 9,615 of such shares.
(7)	Each unit is held by an entity controlled directly or indirectly by Mr. Thomas.
(8)	Of the ownership of common stock stated for Messrs. Ricci, Scott and Sischo, each includes 110,000 shares that are unvested and will vest over the next five years; of such 110,000 shares held by each of them, fifty percent are performance vested shares and fifty percent are discretionary vested shares. Of the ownership of common stock stated for Ms. Laing, 80,000 shares are unvested and will vest over the next five years; of these 80,000 shares, fifty percent are performance vested shares and fifty percent are discretionary vested shares.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and our preferred stock is a summary. You should refer to our certificate of incorporation and our bylaws for the actual terms of our capital stock. Copies of our certificate of incorporation and bylaws may be obtained as described under the heading “Where You Can Find More Information” in this prospectus supplement.

Authorized Capital Stock

We are authorized to issue up to 225,000,000 shares of common stock, par value $0.01 per share, 25,000,000 shares of preferred stock, par value $0.01 per share and 20,000,000 shares of limited voting stock, par value $0.01 per share. As of October 30, 2009, 25,693,354 shares of common stock, no shares of preferred stock and 13,813,331 shares of limited voting stock were issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock vote together as a single class with holders of our limited voting stock on those matters upon which the holders of limited voting stock are entitled to vote. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends when, if, and as may be declared by the board of directors out of funds legally available for dividend payments. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series. In addition, our board of directors may fix the rights, preferences and privileges of any series of preferred stock it may determine to issue. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the board of directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, preferred stock could be issued with terms that could delay or prevent a change in control or make removal of our management more difficult. Additionally, our issuance of preferred stock may decrease the market price of our common stock.

Our board of directors also may fix or alter from time to time the qualifications, limitations or restrictions of any wholly unissued series of preferred stock, establish from time to time the number of shares constituting any such series or any of them and increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of the shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Certain Provisions Affecting Control of the Company

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the “Delaware Law”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a “business combination” with any “interested stockholder,” defined as (i) a stockholder who owns 15% or more of the corporation’s outstanding voting stock, or (ii) an affiliate or associate of the corporation that owned 15% or more of the corporation’s capital stock at any time in the three-year period prior to the determination, unless:

•	the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained this status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the relevant date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203. This statute could prevent or delay mergers or other takeover or change-of-control transactions for us and, accordingly, may discourage attempts to acquire us.

Certificate and Bylaw Provisions

The following summary of certain provisions of our certificate of incorporation and bylaws is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, copies of which may be obtained as described under the heading “Where You Can Find More Information” in this prospectus supplement.

Our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board of directors, our Chief Executive Officer, a majority of our board of directors, or the holder or holders of 25% or more of the outstanding capital stock of our Company entitled generally to vote in the election of directors. Our certificate of incorporation also specifies that the authorized number of directors may be changed only by a resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Vacancies in our board may only be filled by the remaining directors, and any additional directorships resulting from an increase in the number of directors may only be filled by the directors.

As described above, our board of directors is authorized to issue up to 25,000,000 shares of preferred stock and to determine the price and the rights preferences and privileges of these shares, without stockholder approval, which could also delay or prevent a change in control transaction.

In addition, our certificate of incorporation provides that stockholders may not act by written consent, but rather may only act at duly called meetings. Should any stockholder desire to present business at any meeting, they must comply with certain advance notice provisions in our bylaws.

These provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar

Computershare Investor Services is the transfer agent and registrar for the common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material federal income tax consequences to us and to holders of our common shares. Because this section is a general summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations (except to the limited extent discussed in “Taxation of Tax–Exempt Stockholders”), financial institutions, dealers in securities, certain expatriates, investors that do not hold common shares as capital assets, partnerships and other “pass-through” entities for federal income tax purposes, investors holding shares of our common stock as part of a hedge, straddle, conversion or other risk-reduction, integrated, or constructive sale transaction, and non-U.S. individuals and foreign corporations (except to the limited extent discussed in “Taxation of Non-U.S. Stockholders”).

This discussion is based on the current federal income tax laws. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate. This discussion does not address tax considerations other than federal income tax considerations.

This section is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific federal, state, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our common shares and the effect of potential changes in applicable tax laws.

Taxation of Our Company

The Company is treated as a taxable “C corporation” under the Internal Revenue Code of 1986, as amended (the “Code”). As such, the net income from operations and net capital gains, including the Company’s distributive share of income, gains and losses from partnerships in which it has interests, including the Operating Partnership, are subject to tax at applicable corporate income tax rates.

Taxation of Our Stockholders

For purposes of this discussion, the term “U.S. stockholder” means a holder of shares of our common stock, that, for federal income tax purposes is:

•	a citizen or resident of the United States;

•

a corporation or partnership (including an entity treated as a corporation or partnership for federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate whose income is subject to federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of this discussion, the term “non-U.S. stockholder” means a beneficial owner of shares of our common stock other than a U.S. stockholder.

In the case of an entity treated as a partnership for federal income tax purposes that holds shares of our common stock, the treatment of its partners generally will depend upon the status of the partner and the activities of the partnership.

Taxation of Taxable U.S. Stockholders

A U.S. stockholder will be required to take into account as dividend income, any distributions made out of our current or accumulated earnings and profits. A U.S. stockholder that is a taxable corporation generally should qualify for an applicable dividends received deduction if the requisite holding period and certain other requirements are satisfied.

Distributions that we make out of our current or accumulated earnings and profits generally will be eligible to be treated as “qualified dividend income”. Qualified dividend income is taxable to non-corporate U.S. stockholders at long-term capital gain rates (currently 15%), provided that the stockholder (1) has held the shares of common stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such shares of common stock became ex-dividend with respect to the relevant distribution, and (2) the stockholder does not elect to treat the dividends as investment income for purposes of the investment interest limitations.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that the distributions do not exceed the adjusted basis of the stockholder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. To the extent that distributions exceed the adjusted basis of a U.S. stockholder’s shares, the distributions will be taxable as capital gain, provided that the shares are a capital asset held by the U.S. stockholder. Although we have paid distributions in excess of our current and accumulated earnings and profits in the past, no assurances can be provided that we will pay distributions in excess of our current and accumulated earnings and profits in future periods.

In general, any gain or loss realized upon a taxable disposition of our common shares by a U.S. stockholder will be treated as long-term capital gain or loss if the U.S. stockholder has held the shares for more than one year, and otherwise as short-term capital gain or loss. A U.S. stockholder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate, which is currently 15%. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of common shares may be disallowed if the U.S. stockholder purchases other common shares within 30 days before or after the disposition under rules applicable to “wash sales.” Stockholders should consult their own tax advisers regarding the application of the wash sales to their particular circumstances.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, referred to as pension trusts, generally are exempt from federal income taxation, but are subject to taxation on their “unrelated business taxable income” (“UBTI”). Although many investments in real estate generate unrelated business taxable income, dividend distributions from a taxable C corporation, such as our Company, will not be UBTI to a tax-exempt stockholder, provided that a tax-exempt holder has not held our shares of common stock as “debt financed property” within the meaning of the Code, or has otherwise held or used them in a trade or business. Similarly, income from the sale of a common share will not constitute UBTI unless the tax-exempt holder has held such common shares as debt financed property within the meaning of the Code or has held or used the common share in a trade or business.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local tax laws on ownership of shares of our common stock, including any reporting requirements.

Distributions with respect to shares of our common stock by us to a non-U.S. stockholder generally will be treated as dividends to the extent that they are made out of our current or accumulated earnings and profits.

Dividends generally will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty (provided the non-U.S. stockholder qualifies for such benefit), unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless:

•	a lower treaty rate applies and the non-U.S. stockholder provides us with a properly executed IRS Form W-8BEN certifying eligibility for the reduced rate; or

•

the non-U.S. stockholder provides us with a properly executed IRS Form W-8ECI claiming that the distribution is constitutes income with the conduct by the non-U.S. stockholder of a U.S. trade or business.

Corporate non-U.S. stockholders may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with such holder’s conduct of a trade or business (which may include dividends paid on our common shares) within the United States, subject to any exemption or reduction provided by an applicable income tax treaty (provided the non-U.S. stockholder qualifies for such benefit).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of the stockholder’s common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. Distributions in excess of current and accumulated earnings and profits that exceed the adjusted basis of the non-U.S. stockholder in its shares of common stock will be treated as gain from the sale of its common shares, the tax treatment of which is described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits. Although we have paid distributions in excess of our current and accumulated earnings and profits in the past, no assurances can be provided that we will pay distributions in excess of our current and accumulated earnings and profits in future periods.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of shares of our common stock generally would not be subject to U.S. taxation unless:

•

the investment in shares of our common stock is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to tax on a net basis in a manner similar to the taxation of U.S. stockholders with respect to any gain;

•

the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and either has a tax home in the United States or certain other conditions exist, in which case any gain from the sale or exchange of our shares of common stock will be included in determining the individual’s net capital gain from U.S. sources for the taxable year, subject to a 30% withholding tax; or

•

the shares of our common stock constitute a U.S. real property interest (“USRPI”) within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”) provisions of the Code, as described below.

The shares of our common stock will not constitute a USRPI if we are not a USRPHC at any time during the applicable testing period. We expect that we are and will continue to be a USRPHC. Gain arising from the sale still would not be subject to FIRPTA tax if:

•	the shares of our common stock are considered regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE or the NASDAQ Global Market; and

•

the selling non-U.S. stockholder owned, actually or constructively, 5% or less in value of the outstanding shares of our common stock being sold throughout the shorter of the period during which the non-U.S. stockholder held the shares or the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of shares of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain on a net basis in a manner similar to the taxation of a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

If such non-U.S. holder is a corporation, then it may also, under certain circumstances, be subject to an additional “branch profits” tax at a gross rate of 30% on its earnings and profits for the taxable year that are effectively connected with its conduct of its United States trade or business, subject to exemption or reduction provided by any applicable income tax treaty (provided the non-U.S. stockholder qualifies for such benefit).

The Obama Administration has recently proposed legislation that would limit the ability of non-U.S. investors to claim relief from U.S. withholding tax in respect of dividends paid on common stock, if such investors hold common stock through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax in respect of dividends paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of common stock effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. It is unclear whether, in what form, and with what effective dates these or similar proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the common stock.

Estate Tax of Non-U.S. Stockholders

Shares of our common stock held (or deemed held) by an individual non-U.S. stockholder at the time of his or her death will be included in such non-U.S. stockholder’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding

We report to our stockholders and to the Internal Revenue Service (the “IRS”), the amount of distributions we make during each calendar year and the amount of tax we withhold, if any. A stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding generally will be refundable or creditable against the stockholder’s income tax liability.

Sunset of Tax Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2010, certain provisions that are currently in the Code will revert to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for capital gain of 15% (rather than the prior 20% rate) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gain rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective holders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our shares of common stock discussed herein.

State and Local Taxes

We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property, or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through the underwriters named below. UBS Securities LLC and Wells Fargo Securities, LLC are the representatives of the underwriters and the joint book-running managers of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated
FBR Capital Markets & Co.

Total	22,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the underwriters an option to buy up to an aggregate of 3,300,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise the option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. The maximum commission or discount to be received by any underwriter in connection with the offering will not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus supplement. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares.

	No exercise	Full exercise
Per share	$	$
Total	$	$

James A. Thomas, our Chairman, Chief Executive Officer and President, has expressed an interest in purchasing shares of common stock in the offering at the public offering price. The underwriters will be entitled to an underwriting discount in respect of any such purchase.

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            .

No Sales of Similar Securities

We, our named executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Wells Fargo Securities, LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC and Wells Fargo Securities, LLC may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ Global Market Listing

Our stock is listed on the NASDAQ Global Market under the symbol “TPGI.”

Price Stabilization; Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Affiliations

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, consulting and other services for us, for which they have received and may continue to receive customary fees and commissions. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

In addition, an affiliate of Wells Fargo Securities, LLC is the lender under our Four Points Centre construction loan in the maximum commitment amount of $40.5 million with an amount of $29.7 million outstanding and under our Campus El Segundo mortgage loan, in the amount of $17.0 million. We also have a commercial credit card with an affiliate of Wells Fargo Securities, LLC with a $5.0 million unsecured line of credit. See “Risk Factors—We have significant debt obligations maturing in 2010, and if we are not successful in extending the terms of this indebtedness or in refinancing this debt on acceptable economic terms or at all, our equity ownership in such properties and our overall financial condition could be materially and adversely affected.”

We also have an agreement with UBS Wealth Management – North American Property Fund Limited, an affiliate of UBS Securities LLC, to acquire stabilized office properties in the United States. UBS has committed $250 million (all of which is unfunded), subject to certain conditions, and we expect to generally contribute 15% of the equity required for any acquisition. The objective of this joint venture program is to acquire Class A office properties in markets with attractive investment and demographic characteristics. No acquisitions have been made to date.

NOTICE TO INVESTORS

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our securities which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus supplement pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

United Kingdom

This prospectus supplement is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such person together being referred to as “relevant persons.” The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Switzerland

Our securities may not and will not be publicly offered, distributed or re-distributed in or from Switzerland, and neither this prospectus supplement nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus supplement may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This prospectus supplement is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus supplement or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Japan

Our securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This prospectus supplement is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the securities has been prepared.

This prospectus supplement does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than a wholesale client.

LEGAL MATTERS

Jones Day, Los Angeles, California, will pass upon the validity of the shares being sold in this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hogan  & Hartson LLP.

EXPERTS

The consolidated financial statements and schedule of Thomas Properties Group, Inc. and consolidated financial statements of TPG/CalSTRS as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 appearing in Thomas Properties Group, Inc.’s Annual Report on Form 10-K, as amended by Current Report on Form 8-K dated October 16, 2009, and the effectiveness of Thomas Properties Group, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus supplement and the accompanying prospectus in accordance with the rules of the SEC. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call (800) SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address for the SEC’s website is http://www.sec.gov.

We make available, free of charge, through our investor relations website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, statements of changes in beneficial ownership of securities, proxy statements and amendments to those reports and statements as soon as reasonably practicable after they are filed with the SEC. The address for our website is http://www.tpgre.com. The contents or our website are not part of this prospectus supplement or the accompanying prospectus and the reference to our website does not constitute incorporation by reference into this prospectus supplement or the accompanying prospectus of the information contained at that site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the following documents with the SEC and hereby incorporate such documents by reference in this prospectus supplement and the accompanying prospectus:

•

Our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 23, 2009, including certain information incorporated by reference from our Definitive Proxy Statement on Schedule 14A for our 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009;

•

Our Quarterly Reports on Form 10-Q: for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009, for the quarter ended June 30, 2009, filed with the SEC on August 7, 2009 and for the quarter ended September 30, 2009, filed with the SEC on November 2, 2009; and

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2009.

On the written or oral request of each person, including any beneficial owner, to whom a copy of this prospectus supplement and the accompanying prospectus is delivered, we will provide, at no cost to the requester, a copy of any or all of the documents incorporated in this prospectus supplement and the accompanying prospectus by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

You may request and we will provide to you, a copy of these filings at no cost, by writing or telephoning us at the following address:

Thomas Properties Group, Inc.

515 South Flower Street, Sixth Floor

Los Angeles, California 90071

(213) 613-1900

Attention: Investor Relations—Diana M. Laing

You may read and copy any of these documents at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

PROSPECTUS

$200,000,000

THOMAS PROPERTIES GROUP, INC.

Common Stock, Preferred Stock, Warrants and Debt Securities

From time to time we may offer common stock, preferred stock, warrants and debt securities consisting of a combination of any of these securities at an aggregate initial offering price not to exceed $200,000,000. The debt securities that we may offer may consist of senior debt securities or subordinated debt securities, in each case consisting of notes or other evidence of indebtedness in one or more series. The warrants that we may offer will consist of warrants to purchase any of the other securities that may be sold under this prospectus. The securities offered under this prospectus may be offered separately, together, or in separate series, and in amounts, at prices and on terms to be determined at the time of sale. A prospectus supplement that will set forth the terms of the offering of any securities will accompany this prospectus.

Our common stock is traded on the Nasdaq Global Market under the symbol “TPGI.” On October 15, 2009, the closing price was $3.55 per share. As of the date of this prospectus, none of the other securities that we may offer by this prospectus are listed on any national securities exchange.

We may offer these securities through agents, dealers or underwriters or directly to investors. See “Plan of Distribution.” Each prospectus supplement will provide the amount, price and terms of the plan of distribution relating to the securities to be sold pursuant to such prospectus supplement. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement, as well as the net proceeds we expect to receive from such sale.

You should read this prospectus, the prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to offer or sell any of the common stock, preferred stock, warrants or debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 23, 2009.

You should rely only on the information contained or incorporated by reference into this prospectus and any prospectus supplement or any free writing prospectus that we may provide to you. We have not authorized anyone to provide you with different information. You must not rely upon any unauthorized information or representation. We are not making an offer of the common stock, preferred stock, warrants or debt securities to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of the prospectus or the prospectus supplement or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $200,000,000. Each time we sell any common stock, preferred stock, warrants or debt securities under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. If there is any inconsistency between the information in this prospectus and any accompanying prospectus supplement, you should rely on the information in the prospectus supplement. This prospectus may not be used to sell any common stock, preferred stock, warrants or debt securities unless accompanied by a prospectus supplement. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information described under the section entitled “Where You Can Find Additional Information” in this prospectus, before you invest in any of the securities being offered hereby.

The information in this prospectus is accurate as of the date on the front cover. Information incorporated by reference into this prospectus is accurate as of the date of the document from which the information is incorporated. You should not assume that the information contained in this prospectus is accurate as of any other date.

References in this prospectus to the terms “we,” “us” or “Thomas Properties Group” or other similar terms mean Thomas Properties Group, Inc., including our consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

FORWARD-LOOKING STATEMENTS

A number of the statements made or incorporated by reference in this prospectus are not historical or current facts, but instead signify potential future circumstances and developments. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. In particular, statements pertaining to our capital resources, joint venture relationships, property portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all our statements and discussions regarding anticipated growth from operations, EBITDA results and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We cannot guarantee that the transactions and events described will happen as described or that they will happen at all. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “predicts,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	our lack of significant control in some of our joint ventures with third parties;

•	our joint venture partners have rights under our joint venture agreements that could adversely affect us;

•	our reliance on revenue from significant tenants;

•	the impact of adverse economic or real estate developments in the three regional markets in which we are currently active;

•	failure to obtain any necessary third party financing;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates, tax rates, insurance and other operating costs;

•	the risk of default under our debt obligations;

•	potential losses that may not be covered by insurance and could result in our inability to repair damaged properties;

•	our reliance on key personnel, the loss of whom could impair our ability to operate our business successfully;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	our failure to successfully develop or manage properties;

•	our use of proceeds of this offering;

•	significant competition which may decrease or prevent increases of occupancy and rental rates of our properties;

•	lower market rents or increased vacancy rates;

•	the effect on us of tax legislation or other legislation relating to or affecting the ownership of our properties; and

•	environmental uncertainties and risks related to natural disasters.

PROSPECTUS SUMMARY

Our Business

We are a full-service real estate operating company that owns, acquires, develops and manages primarily office, as well as mixed-use and residential properties on a nationwide basis. Our company’s primary areas of focus are the acquisition and ownership of premier properties, both on a consolidated basis and through strategic joint ventures, property development and redevelopment, and property management activities. Property operations comprise our primary source of cash flow and provide revenue through rental operations, property management, asset management, leasing and other fee income. Our acquisitions program targets properties purchased both for our own account and those of third parties, targeted at “core,” “core plus,” and “value-add” properties. We engage in property development and redevelopment as market conditions warrant. As part of our investment management activities, we earn fees for advising institutional investors on property portfolios.

Our properties are located in Southern California and Sacramento, California; Philadelphia, Pennsylvania; Northern Virginia; and Houston and Austin, Texas. As of June 30, 2009, we owned interests in and asset managed 27 operating properties with 13.2 million rentable square feet and provided asset and/or property management services on behalf of third parties for an additional four operating properties with 2.2 million rentable square feet. We also own interests in land entitled for the development of approximately 5.8 million feet of office and mixed use space, and we have development services agreements with the third party owners of land to entitle and potentially develop up to approximately 4.2 million square feet of office and mixed use space and up to 2,937 residential units, in each case as of June 30, 2009

We are a Delaware corporation incorporated on March 9, 2004. Under Delaware law and our certificate of incorporation, our duration is perpetual. We conduct our business through our operating partnership, in which we owned a 64.7% interest as of October 15, 2009. Our executive offices are located at 515 South Flower Street, Sixth Floor, Los Angeles, California, 90071 and our telephone number at that address is (213) 613-1900. Our website address is www.tpgre.com. Information contained on our website is not a part of this prospectus.

The Offering

From time to time we may offer common stock, preferred stock, warrants and debt securities at an aggregate initial offering price not to exceed $200,000,000. The debt securities that we may offer may consist of senior debt securities or subordinated debt securities, in each case consisting of notes or other evidence of indebtedness in one or more series. The warrants that we may offer will consist of warrants to purchase any of the other securities that may be sold under this prospectus. The securities offered under this prospectus may be offered separately, together, or in separate series, and in amounts, at prices and on terms to be determined at the time of sale. A prospectus supplement that will set forth the terms of the offering of any securities will accompany this prospectus. The terms described in a prospectus supplement will include:

•	in the case of common stock, the offering price and number of shares;

•

in the case of preferred stock, with respect to the relevant class or series, the offering price, title, maximum number of shares, dividend rate, if any (which may be fixed or variable), time of payment, and relative priority of any dividends, any terms for redemption at our option or the option of the holder, any terms for sinking fund payments, any terms for conversion or exchange into other securities, any voting rights, any restrictions on future issuances, any listing on a securities exchange and any other terms of the preferred stock;

•

in the case of warrants, the offering price, designation and terms of the security purchasable upon exercise of the warrant (which may be a debt security or common or preferred stock), exercise price, amount of such underlying security that may be purchased upon exercise, exercisability and expiration dates, redemption provisions, if any, and any other terms of the warrants; and

•

in the case of debt securities, the title, aggregate principal amount, denominations, maturity, rate, if any (which may be fixed or variable), time of payment of any interest, any terms for redemption at our option or the option of the holder, any terms for sinking fund payments, any terms for conversion or exchange into other securities, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such debt securities.

Certain persons participating in an offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over-allotment, stabilizing and short-covering transactions in such securities, and the imposition of a penalty bid, in connection with such offering. For a description of these activities, see “Plan of Distribution.”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors contained in a prospectus supplement as well as those set forth in our periodic reports filed with the SEC. You should also refer to the other information in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference into this prospectus. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

USE OF PROCEEDS

Unless otherwise indicated in the accompanying prospectus supplement, the net proceeds from the sale of the securities offered hereby will be used for general corporate purposes, which may include working capital, capital expenditures, development costs, strategic investments and possible acquisitions. We have not allocated any portion of the net proceeds for any particular use at this time. Specific information concerning the use of proceeds from the sale of any securities will be included in the prospectus supplement relating to such securities.

Pending such uses, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities.

We may not receive any cash proceeds from the sale of our common stock, preferred stock, warrants or debt securities pursuant to this prospectus and the prospectus supplement where we issue shares as consideration for acquisitions or in payment of outstanding indebtedness.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated or combined ratios of earnings to fixed charges for the indicated periods:

	The Company							Thomas Properties Group Predecessor
	Consolidated Six Months Ended June 30, 2009	Consolidated Six Months Ended June 30, 2008	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2007	Consolidated Year Ended December 31, 2006	Consolidated Year Ended December 31, 2005	Consolidated Period October 13 – December 31, 2004	Combined Period January 1 – October 12, 2004
Ratio of earnings to fixed charges	—	2.27x	1.03x	1.58x	1.44x	1.91x	—	—

Deficiency	$8,750	N/A	N/A	N/A	N/A	N/A	$1,111	$2,293

In computing the ratios above, earnings consist of net income (loss) on a pre-tax basis from continuing operations for us and our consolidated subsidiaries plus distributed income from unconsolidated/uncombined real estate entities, but before equity in net loss (income) of unconsolidated/uncombined real estate entities, noncontrolling interests, taxes and fixed charges. Fixed charges consist of interest expense (including an estimate of the interest within rental expense), capitalized interest, amortization of deferred financing fees (whether expensed or capitalized) and amortization of discounts or premiums related to indebtedness. We have not issued any preferred stock shares. We have estimated for purposes of the above ratios interest within rental expense at one-third.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and our preferred stock is a summary. You should refer to our certificate of incorporation and our bylaws for the actual terms of our capital stock. Copies of our certificate of incorporation and bylaws may be obtained as described under the heading “Where You Can Find More Information” in this prospectus.

Authorized Capital Stock

We are authorized to issue up to 225,000,000 shares of common stock, par value $0.01 per share, 25,000,000 shares of preferred stock, par value $0.01 per share and 20,000,000 shares of limited voting stock, par value $0.01 per share. As of October 14, 2009, 25,693,354 shares of common stock, no shares of preferred stock and 13,813,331 shares of limited voting stock were issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock vote together as a single class with holders of our limited voting stock on those matters upon which the holders of limited voting stock are entitled to vote. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends when, if, and as may be declared by the board of directors out of funds legally available for dividend payments. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series. In addition, our board of directors may fix the rights, preferences and privileges of any series of preferred stock it may determine to issue. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the board of directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. As a result, preferred stock could be issued with terms that could delay or prevent a change in control or make removal of our management more difficult. Additionally, our issuance of preferred stock may decrease the market price of our common stock.

Our board of directors also may fix or alter from time to time the qualifications, limitations or restrictions of any wholly unissued series of preferred stock, establish from time to time the number of shares constituting any such series or any of them and increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of the shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

A prospectus supplement relating to a certain series of preferred stock will describe terms of that series of preferred stock, including:

•	the designation of such series and the number of shares offered;

•	the initial public offering price at which the shares will be issued;

•	the dividend rate of that series, the conditions and dates upon which those dividends will be payable, and whether those dividends will be cumulative or noncumulative;

•	the relative ranking and preferences of that series as to dividend rights and rights upon any liquidation, dissolution or winding up of our affairs;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights of the holder or us;

•	any voting rights;

•	any restrictions on further issuances;

•	any listing of that series on any securities exchange; and

•	any other terms of that series.

Certain Provisions Affecting Control of the Company

Delaware Law.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (“Delaware Law”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a “business combination” with any “interested stockholder,” defined as (i) a stockholder who owns 15% or more of the corporation’s outstanding voting stock, or (ii) an affiliate or associate of the corporation that owned 15% or more of the corporation’s capital stock at any time in the three-year period prior to the determination, unless:

•	the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained this status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the relevant date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203. This statute could prevent or delay mergers or other takeover or change-of-control transactions for us and, accordingly, may discourage attempts to acquire us.

Certificate and Bylaw Provisions.

The following summary of certain provisions of our certificate of incorporation and bylaws is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, copies of which may be obtained as described under the heading “Where You Can Find More Information” in this prospectus.

Our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board of directors, our Chief Executive Officer, a majority of our board of directors, or the holder or holders of 25% or more of the outstanding capital stock of our company entitled generally to vote in the election of directors. Our certificate of incorporation also specifies that the authorized number of directors may be changed only by a resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Vacancies in our board may only be filled by the remaining directors, and any additional directorships resulting from an increase in the number of directors may only be filled by the directors.

As described above, our board of directors is authorized to issue up to 25,000,000 shares of preferred stock and to determine the price and the rights preferences and privileges of these shares, without stockholder approval, which could also delay or prevent a change in control transaction.

In addition, our certificate of incorporation provides that stockholders may not act by written consent, but rather may only act at duly called meetings. Should any stockholder desire to present business at any meeting, they must comply with certain advance notice provisions in our bylaws.

These provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar

Computershare Investor Services is the transfer agent and registrar for the common stock.

DESCRIPTION OF WARRANTS

General Description of Warrants

We may issue warrants for the purchase of debt securities, common stock, preferred stock or any combination of these securities. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent and us. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following outlines some of the general terms and provisions of the warrants that we may issue from time to time. Additional terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement. The following description, and any description of the warrants included in a prospectus supplement, may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the applicable warrant agreement, which we will file with the Securities and Exchange Commission in connection with any offering of warrants.

Debt Warrants

The prospectus supplement relating to a particular issue of warrants exercisable for debt securities will describe the terms of those warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the debt securities purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the principal amount and price of debt securities that may be purchased upon exercise of a warrant;

•	the dates on which the right to exercise the warrants commences and expires;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Stock Warrants

The prospectus supplement relating to a particular issue of warrants exercisable for common stock or preferred stock will describe the terms of the common stock warrants and preferred stock warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the common stock or preferred stock that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the number of shares and price of common stock or preferred stock that may be purchased upon exercise of a warrant;

•	the dates on which the right to exercise the warrants commences and expires;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of common stock or preferred stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will be void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

Until a holder exercises the warrants to purchase any securities underlying the warrants, the holder will not have any rights as a holder of the underlying securities by virtue of ownership of warrants.

DESCRIPTION OF DEBT SECURITIES

Any debt securities offered by this prospectus are to be issued under an indenture, dated as of July 3, 2008, between Thomas Properties Group and The Bank of New York Mellon Trust Company, N.A., as trustee, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. You may also request a copy of the indenture from the trustee.

Certain provisions of the indenture have been summarized below. These summaries are not complete and are subject, and are qualified in their entirety by reference, to all the provisions of the indenture, including the definitions of certain terms. Investors should read the indenture, because it defines your rights as a holder of debt securities.

The following sets forth certain general terms and provisions of any debt securities offered by this prospectus. The particular terms of debt securities will be described in the prospectus supplement relating to those offered debt securities.

General

The indenture provides that debt securities in one or more series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. Such debt securities may have such terms and provisions which are not inconsistent with the indenture, including as to maturity, principal and interest, as we may determine.

The prospectus supplement relating to any offered debt securities will describe the following terms:

•

the title and designation of the debt securities, any subordination provisions particular to the offered debt securities and whether the offered debt securities are convertible or exchangeable for other securities;

•	the purchase price, denomination and any limit upon the aggregate principal amount of the offered debt securities;

•	the date or dates (whether fixed or extendable) on which the principal of and premium, if any, is payable or the method of determination thereof;

•

the rate or rates (whether fixed or floating) at which the offered debt securities shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which such interest shall accrue or the method by which such date or dates shall be determined, the Interest Payment Dates (as defined below) on which any such interest shall be payable and the regular record date, if any, for the interest payable on any Interest Payment Date;

•	the place or places where the principal of, premium, if any, and interest, if any, on the offered debt securities shall be payable;

•	the place or places where the offered debt securities may be exchanged or transferred;

•

the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the other terms and conditions upon which the offered debt securities may be redeemed, in whole or in part, and the manner in which the particular debt securities are to be selected for redemption;

•

our obligation, if any, to redeem or purchase the offered debt securities in whole or in part pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the other terms and conditions upon which the offered debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the offered debt securities shall be issuable;

•

if other than U.S. dollars, the currency or currencies (including currency unit or units) in which payments of principal of, premium, if any, and interest on the offered debt securities shall or may by payable, or in which the offered debt securities shall be denominated, and the particular provisions applicable thereto;

•

if the payments of principal of, premium, if any, or interest on the offered debt securities are to be made, at the election of us or a holder of the offered debt security, in a currency or currencies (including currency unit or units) other than that in which such debt securities are denominated or designated to be payable, the currency or currencies (including currency unit or units) in which such payments are to be made, the terms and conditions of such payments and the manner in which the exchange rate with respect to such payments shall be determined, and the particular provisions applicable thereto;

•

if the amount of payments of principal of, premium, if any, and interest on the offered debt securities shall be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on a currency or currencies (including currency unit or units) other than that in which the offered debt securities are denominated or designated to be payable), the index, formula or other method by which such amounts shall be determined;

•

if other than the principal amount thereof, the portion of the principal amount of the offered debt securities which shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion shall be determined;

•	any modifications of or additions to the Events of Default (as defined below) or our covenants set forth herein with respect to the offered debt securities;

•	the applicability of the provisions described under Article 11 of the indenture, “Defeasance and Covenant Defeasance”;

•	if other than the trustee, the identity of the registrar and any paying agent;

•

if the offered debt securities shall be issued in whole or in part in global form, (i) the depositary for such global securities, (ii) the form of any legend in addition to or in lieu of that contained in the indenture which shall be borne by such global security, (iii) whether beneficial owners of interests in any offered debt securities in global form may exchange such interests for certificated securities of like tenor of any authorized form and denomination, and (iv) the circumstances under which any such exchange may occur; and

•	any other terms of the offered debt securities.

Form, Registration, Transfer and Exchange

The debt securities of each series will be issued in fully registered form and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. We will keep at each office or agency for each series of debt securities a register or registers in which, subject to such reasonable regulations as we may prescribe, we will register the debt securities, including any transfer thereof. At the option of the holder of debt securities, debt securities of any series (except a security in global form) may be exchanged for other debt securities of the same series, of any authorized denominations and of a like aggregate principal amount and Stated Maturity (as defined below), upon surrender of the debt securities to be exchanged at such office or agency. Whenever any debt securities are so surrendered for exchange, we shall execute, and the trustee shall authenticate and make available for delivery, the debt securities which the holder making the exchange is entitled to receive.

A holder of debt securities may transfer a debt security only by written application to the registrar. No such transfer shall be effected until final acceptance and registration of the transfer by the registrar in the security register. When debt securities are presented to the registrar or a co-registrar with a request to register the transfer or to exchange them for an equal principal amount of debt securities of other authorized denominations, the registrar shall register the transfer or make the exchange as requested if the requirements for such transactions set forth herein are met. To permit registrations of transfers and exchanges, we shall execute and the trustee shall authenticate debt securities at the registrar’s request.

We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of debt securities (other than any such transfer taxes or other similar governmental charge payable upon certain exchanges of securities pursuant to the terms of the indenture). No service charge to any holder shall be made for any such transaction.

We shall not be required to exchange or register a transfer of (a) any debt securities of any series for a period of 15 days next preceding the first mailing of notice of redemption of debt securities of that series to be redeemed, or (b) any debt securities of any series selected, called or being called for redemption except, in the case of any debt security of any series where public notice has been given that such security is to be redeemed in part, the portion thereof not so to be redeemed. All debt securities issued upon any transfer or exchange of debt securities shall be valid obligations of Thomas Properties Group, evidencing the same debt, and entitled to the same benefits under the indenture, as the debt securities surrendered upon such transfer or exchange.

Notices

Notice shall be sufficiently given (unless otherwise expressly provided in the indenture) if in writing and mailed, first-class postage prepaid, to each holder entitled thereto, at such holder’s last address as it appears in the security register.

Title

We, the trustee and any agent of ours or of the trustee may treat the person in whose name a debt security is registered upon our books on the applicable record date as the absolute owner of such security (whether or not such debt security may be overdue) for the purpose of making payment and for all other purposes.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the law of the State of New York.

Book-Entry Provisions for Global Securities

Each global security initially shall (i) be registered in the name of The Depository Trust Company (“DTC”) or the nominee of DTC, (ii) be delivered to the trustee as custodian for DTC and (iii) bear legends as set forth in the indenture. Members of, or participants in, DTC shall have no rights under the indenture with respect to any global security held on their behalf by DTC, or the trustee as its custodian, or under the global security, and DTC may be treated by us, the trustee and any agent of ours or the trustee as the absolute owner of such global security for all purposes whatsoever. Transfers of a global security shall be limited to transfers of such global security in whole, but not in part, to DTC for such series, its successors or their respective nominees. See “Book-Entry System” in this prospectus.

We may at any time and in our sole discretion determine that the debt securities of a series issued in the form of one or more global securities shall no longer be represented by global securities. In that event, we will execute, and the trustee will authenticate and deliver the debt securities of the series of like tenor and terms in definitive form in an aggregate principal amount equal to the principal amount of the global security or securities of the series in exchange for the global security or securities. Interests of beneficial owners in a global security may be transferred in accordance with the rules and procedures of DTC.

Any beneficial interest in one of the global securities that is transferred to a person who takes delivery in the form of an interest in the other global security will, upon transfer, cease to be an interest in the global security and become an interest in the other global security and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in the other global security for as long as it remains such an interest.

The registered holder of a global security may grant proxies and otherwise authorize any person, including members of, or participants in, DTC and persons that may hold interests through such members or participants, to take any action which a holder of a debt security is entitled to take under the indenture or the debt securities of such series. See “Book-Entry System” in this prospectus.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, the person in whose name any debt security of any series shall be registered upon our books on the applicable record date shall be deemed the absolute owner of such debt security for the purpose of receiving payment of or on account of the principal of, premium, if any, and interest on such debt security.

We will maintain a payment office where debt securities may be presented or surrendered for payment, or surrendered for registration of transfer or exchange, and where notices and demands to or upon us in respect of the debt securities and the indenture may be served. If at any time we shall fail to maintain any such required office or agency or shall fail to furnish the trustee with the address thereof, such presentations, surrenders, notices, and demands may be made or served at the corporate trust office of the trustee located at 900 Ashwood Parkway, Suite 425, Atlanta, Georgia 30338, and the trustee is our initial agent to receive all such presentations, surrenders, notices and demands. We may also from time to time designate one or more other offices or agencies where the debt securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that such designation or rescission does not relieve us of our obligation to maintain an office or agency for debt securities of any series for such purposes.

All moneys paid by us to a paying agent for the payment of the principal of or any premium or interest on any debt security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder thereafter may look only to us for payment of any principal, premium or interest.

Covenants

The indenture contains, among others, the following covenants:

Payment of Principal, Premium and Interest on Securities

We, for the benefit of each series of the debt securities, will warrant to duly and punctually pay or cause to be paid the principal of and any premium and interest on the debt securities of that series in accordance with the terms of such securities and the indenture.

Money for Securities Payments to be Held in Trust

If we shall at any time act as our own paying agent with respect to any series of debt securities, we will, on or before each due date of the principal of or any premium or interest on any of the debt securities of that series, segregate and hold in trust for the benefit of the persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such persons or otherwise disposed of as herein provided and will promptly notify the trustee of our action or failure to so act. Whenever we shall have one or more paying agents for any series of debt securities, we will, prior to each due date of the principal of or any premium or interest on any debt securities of that series, deposit with a paying agent a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Act of 1939, and (unless such paying agent is the trustee) we will promptly notify the trustee of our action or failure to so act.

Existence

Subject to Article 9 of the indenture, “Consolidation, Merger or Sale of Assets,” we will do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights (charter and statutory), and franchises; provided, however, that we will not be required to preserve any such right or franchise if our board of directors determines that the preservation thereof is no longer desirable in the conduct of our business and that the loss thereof will not result in a material adverse effect.

Statement by Officers as to Default

We will deliver to the trustee, within 120 calendar days after the end of each fiscal year ending after the first date any series of debt securities issued under the indenture is outstanding, an officers’ certificate stating whether or not to the knowledge of such person after due inquiry we are in default in the performance and observance of any of the terms, provisions and conditions of the indenture (without regard to any period of grace or requirement of notice provided thereunder) and, if we are in default, specifying all such defaults and the nature and status thereof of which such person may have such knowledge. We shall deliver to the trustee, as soon as possible and in any event within five days after we become aware of the occurrence of any Event of Default (as defined below) or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an officers’ certificate setting forth the details of such Event of Default or default and the action which we propose to take with respect thereto.

Consolidation, Merger and Certain Sales of Assets

We shall not consolidate with or merge into any other person or convey or transfer our properties and assets substantially as an entirety to any person, unless:

•

the person formed by such consolidation or into which we merge or the person which acquires by conveyance or transfer our properties and assets substantially as an entirety shall be a person organized and existing under the laws of the United States of America or any state or the District of Columbia, and shall expressly assume, by an indenture supplemental, executed and delivered to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the securities and the performance or observance of every covenant of the indenture on the part of Thomas Properties Group to be performed or observed;

•

immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and

•

we have delivered to the trustee an officer’s certificate and an opinion of counsel each stating that such consolidation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the terms of the indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

Events of Default

With respect to the debt securities of any series, each of the following is an Event of Default under the indenture:

•	failure to pay principal of or any premium on any debt security of the same series when due;

•	failure to pay any interest on any debt securities of that series when due, continued for 30 days;

•

failure to perform any other covenant or agreement in the indenture, continued for 90 days after written notice has been given by the trustee, or by the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in the indenture; and

•	certain events with respect to bankruptcy, insolvency or reorganization.

If an Event of Default (other than an Event of Default described in the last bullet point above) with respect to the debt securities of any series at the time outstanding shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series by notice as provided in the indenture may declare the principal amount of the debt securities of such series to be due and payable immediately. If an Event of Default described in the last bullet point above with respect to the debt securities of such series at the time outstanding shall occur, the principal amount of all the debt securities of such series will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of such series may, under certain circumstances, rescind and annul such acceleration if all Events of Default in respect of such series, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the indenture. For information as to waiver of defaults, see “—Modification and Waiver,” as provided below.

Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of a debt security will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such holder has previously given to the trustee written notice of a continuing Event of Default with respect to the debt securities of such series, (ii) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series have made written request, (iii) such holder or holders have offered reasonable indemnity to the trustee to institute such proceeding as trustee, and (iv) the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series a direction inconsistent with such request, within 90 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

Certain Definitions

“Events of Default,” means any event or condition specified as such in Section 5.01 of the indenture, which shall have continued for the period of time, if any, therein designated.

“Government Securities,” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Interest Payment Date,” when used with respect to any debt security, means the Stated Maturity of an installment of interest on such debt security.

“Stated Maturity,” when used with respect to any debt security or any installment of principal thereof or interest thereon, means the date specified in such debt security or a coupon representing such installment of interest as the fixed date on which the principal of such debt security or such installment of principal or interest is due and payable.

Modification and Waiver

The indenture may be amended and supplemented by the trustee and us with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series affected by such modification or amendment; provided, however, that the indenture may be amended and supplemented by the trustee and us without the consent of any holder of any debt securities to:

•	cure any ambiguity, defect or inconsistency;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	provide for the assumption of our obligations to the holders of the debt securities in the case of any transaction pursuant to Article 9 of the indenture;

•

evidence and provide for the acceptance of appointment, under the terms of the indenture, by a successor trustee and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee;

•

make any change that would provide any additional rights or benefits to the holders of all or any series of the debt securities or that does not adversely affect the legal rights hereunder of any such holder or holders; or

•	comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Provided, further, that no such supplement or amendment may, without the consent of the holder of each outstanding debt security affected by the modification or amendment:

•	reduce the principal amount of debt securities of any series whose holders must consent to an amendment, supplement or waiver;

•	change the Stated Maturity of the principal of, or any installment of principal of or interest on, or time for payment of interest on, any debt security;

•	reduce the principal amount of, or any premium or interest on, any debt security;

•	change the place or currency of payment of principal of, or any premium or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	reduce the percentage in principal amount of outstanding debt securities, the consent of whose holders is required for modification or amendment of the indenture; or

•	modify such provisions with respect to modification and waiver.

The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive compliance by us with certain restrictive provisions of the indenture with respect to such series. The holders of a majority in principal amount of the outstanding debt securities of such series may waive any past default under the indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding debt security affected.

Except in certain limited circumstances, either us or the holders of at least 10% in aggregate principal amount of the debt securities of a series then outstanding, may request that the trustee fix a record date for the purpose of determining the holders of outstanding debt securities entitled to give or take any direction, notice, consent, waiver or other action under the indenture, in the manner and subject to the limitations provided in the indenture. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding debt securities on the record date. To be effective, such action must be taken by holders of the requisite principal amount of the debt securities shall have been evidenced to the trustee not later than 180 days after such record date.

Defeasance and Covenant Defeasance

We may elect, at our option at any time, to have Section 11.02 of the indenture, “Legal Defeasance and Discharge,” relating to defeasance and discharge of indebtedness, or Section 11.03, “Covenant Defeasance,” relating to defeasance of certain restrictive covenants in the indenture, applied to any series of debt securities, or to any specified part of a series.

Defeasance and Discharge

The indenture provides that, upon our exercise of our option to have Section 11.02 of the indenture applied to any series of debt securities, we will be discharged from all our obligations with respect to the debt securities of such series (except for certain obligations contained in the indenture, including obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust an amount, specifically pledged as security for, and dedicated solely to, the benefit of the holders of such series of debt securities, of money or non-callable Government Securities, or a combination thereof, as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on the outstanding debt securities of such series on the Stated Maturity of such principal or installment of principal, premium, if any, and interest. Such deposit, discharge and defeasance may only occur if, among other things, we have delivered to the trustee (i) an opinion of counsel confirming that (a) we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the date hereof, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, discharge and defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, discharge and defeasance had not occurred, and (ii) an officers’ certificate from us and an opinion of counsel, each stating that all conditions precedent provided for relating to such deposit, discharge and defeasance have been complied with.

Defeasance of Certain Covenants

The indenture provides that, upon our exercise of our option to have Section 11.03 of the indenture applied to any series of debt securities, we shall be released from complying with certain restrictive covenants, contained in the indenture or any supplemental indenture applicable to such series upon the deposit in trust an amount, specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, of money or non-callable Government Securities, or a combination thereof, as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on such outstanding debt securities on the Stated Maturity of such principal or installment of principal, premium, if any, and interest. Such deposit, discharge and defeasance may only occur if, among other things, we have delivered to the trustee (i) an opinion of counsel confirming that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and (ii) an officers’ certificate from us and an opinion of counsel, each stating that all conditions precedent provided for relating to such defeasance have been complied with.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

A summary of any material United States federal income tax consequences to persons investing in the securities offered by this prospectus will be set forth in an applicable prospectus supplement. The summary will be presented for information purposes only, however, and will not be intended as legal or tax advice to prospective purchasers. Prospective purchasers of securities are urged to consult their own tax advisors prior to any acquisition of securities.

BOOK-ENTRY SYSTEM

Unless we indicate otherwise in the applicable prospectus supplement, The Depository Trust Company (“DTC”), New York, New York, will act as securities depository for the securities offered under this prospectus. The securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully-registered security certificate will be issued for each issue of securities, each in the aggregate principal amount of such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of securities may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the securities, such as redemptions, tenders, defaults and proposed amendments to the security documents. For example, Beneficial Owners of securities may wish to ascertain that the nominee holding the securities for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Redemption notices with respect to any securities shall be sent to DTC. If less than all of the securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co., nor any other DTC nominee, will consent or vote with respect to securities unless authorized by a Direct Participant in accordance with DTC’s Issuing/Paying Agent General Operating Procedures, or the “MMI Procedures.” Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, dividends and interest payments on the securities will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, dividends and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the securities at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depository is not obtained, security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter take any responsibility for the accuracy of this information.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	through underwriters or dealers;

•	directly to purchasers, including our affiliates and stockholders, in a rights offering;

•

in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act (the “Securities Act”), to or through a market maker or into an existing trading market on an exchange or otherwise;

•	through agents; or

•	through a combination of any of these methods.

Each prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale through Underwriters or Dealers

If underwriters are used in the sale, we will enter into an underwriting agreement with those underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the applicable prospectus supplement that will be used by the underwriters to make resales of the securities. The underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or slowing a decline in the market price of the securities; and short positions created by the underwriters involve the sale by the underwriters of a greater number of securities than they are required or have the option to purchase from us in the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer through this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of the securities, we will sell the securities to them as principals. They may then resell the securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any sales of these securities in the applicable prospectus supplement.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If we so indicate in a prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call (800) SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address for the SEC’s website is http://www.sec.gov.

We make available, free of charge, through our investor relations website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, statements of changes in beneficial ownership of securities, and amendments to those reports and statements as soon as reasonably practicable after they are filed with the SEC. The address for our website is http://www.tpgre.com. The contents or our website are not part of this prospectus, and the reference to our website does not constitute incorporation by reference into this prospectus of the information contained at that site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the offering is completed:

•

The description of our common stock and the description of our preferred stock set forth in our Registration Statement on Form S-1, which was declared effective by the SEC on October 6, 2004 (File No. 333-114527);

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC on March 23, 2009 (File No. 000-50854), including certain information incorporated by reference from our Definitive Proxy Statement for our 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009;

•

Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2009, as filed with the SEC on May 11, 2009, and for the quarter ended June 30, 2009, as filed with the SEC on August 7, 2009 (File No. 000-50854); and

•	Our Current Report on Form 8-K, as filed with the SEC on October 16, 2009 (File No. 000-50854).

You may request and we will provide to you, a copy of these filings at no cost, by writing or telephoning us at the following address:

Thomas Properties Group, Inc.

515 South Flower Street, Sixth Floor

Los Angeles, California 90071

(213) 613-1900

Attention: Investor Relations—Diana M. Laing

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the common stock, preferred stock, warrants and debt securities to be offered and sold by this prospectus and the applicable prospectus supplement. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices referred to above. Any statement made in this prospectus or the prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, document, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

LEGAL MATTERS

Jones Day will pass upon the validity of the common stock, preferred stock, warrants and debt securities being offered hereby.

EXPERTS

The consolidated financial statements and schedule of Thomas Properties Group, Inc. and consolidated financial statements of TPG/CalSTRS as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 appearing in Thomas Properties Group, Inc.’s Annual Report on Form 10-K, as amended by Current Report on Form 8-K dated October 16, 2009, and the effectiveness of Thomas Properties Group, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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Thomas Properties Group, Inc.

Common Stock

Prospectus Supplement

                    , 2009

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